10/16

06017683

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME voestalpine AG

*CURRENT ADDRESS voestalpine - Strasse 1
4020 Linz, Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

FILE NO. 82- 35027 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: ORS

DAT : 10/24/06

voestalpine 1st quarter 2006/07 – Financial year begins with record quarter

After having had a successful 2005/06 business year, the voestalpine Group has continued its undiminished positive performance during the first three months of the 2006/07 business year, which were characterized by strong demand in every essential sector of the market. Against this backdrop, as compared with the last three months of the previous business year, the voestalpine Group posted another increase in both sales revenue and operating result, as well as the result before and after taxes. The first quarter 2006/07 is thus the best individual quarter in the Group's history.

Key figures of voestalpine group

(acc. IFRS; in EURm)	Q1 2006/07 01.04.-30.06.2006	Q1 2005/06 01.04.-30.06.2005	Change in %
Revenue	1,779.5	1,668.5	+ 6.7
EBITDA	301.7	297.6	+ 1.4
EBITDA-margin in %	17.0	17.8	
EBIT	218.6	204.9	+ 6.7
EBIT-margin in %	12.3	12.3	
Net income	153.1	148.2	+ 3.4
EPS* (in EUR)	3.82	3.70	+ 3.3

*EPS before the 1:4 share split that took place on August 1, 2006

More information on the 1st quarter result is available on our website www.voestalpine.com or contact our Investor Relations Team +43/732/65 85-99 49.

11 August 2006

voestalpine share split in the rate of 1:4 – ISIN AT0000937503

A split of voestalpine shares by 1:4 (four for one) was decided by the AGM on 5 July, 2006. As a consequence the number of bearer shares will be increased from 39,600,000 to 158,400,000.

The related changes in the articles of association were registered in the commercial register at the state court in Linz on 13 July, 2006. The adjustment at the Vienna Stock Exchange will become effective as of 1 August, 2006.

Convertible bonds 2005-2010 – ISIN AT0000492905

As a result of the share split in the rate of 1:4 (four for one), the conversion price of the 1.50%Convertible Bonds 2005-2010 convertible into common bearer shares with no par value of voestalpine AG is adjusted, according to its terms, to EUR 18.75 per share instead of EUR 74.98 per share. The adjustment shall become effective as of 13 July, 2006.

21 July 2006

voestalpine fiscal year 2005/06

All-time high results for voestalpine in 2005/06.
voestalpine group reached all-time high in sales and profitability in FY 2005/06 - again a year of records after the already outstanding results in 2004/05.

Key figures of voestalpine group

(acc. IFRS; in EURm)	2005/06	2004/05	change
	1.4.05 - 31.03.06	1.4.04 - 31.03.05	in %
Turnover	6.501,4	5.779,1	+ 12,5
EBITDA	1.092,0	887,7	+ 23,0
EBITDA margin in %	16,8	15,4	
EBIT	731,8	552,5	+ 32,5
EBIT margin in %	11,3	9,6	
Net income*	525,3	373,5	+ 40,6
EPS (in EUR)	13,13	9,44	

*continued operations

More information on the full year result is available on our website www.voestalpine.com or contact our Investor Relations +43 732 6585-9949.

8 June 2006

voestalpine AG

ADHOC-MELDUNG

voestalpine 1. - 3. Quartal 2005/06

voestalpine-Konzern in Zahlen

(gem. IFRS; in Mio. EUR)	Q1-Q3 2005/06 1.4.-31.12.2005	Q1-Q3 2004/05 1.4.-31.12.2004	Veränderung in %
Umsatz	4.858,3	4.172,4	+16,4
EBITD	812,1	576,5	+40,9
EBITD-Marge in %	16,7	13,8	
EBIT	547,0	349,2	+56,6
EBIT-Marge in %	11,3	8,4	
EGT	507,0	312,2	+62,4
Periodenüberschuss*	371,7	214,9	+73,0
Gewinn je Aktie (in EUR)	9,28	5,32	+74,4

*Ergebnis der fortgeführten Bereiche

Der voestalpine-Konzern wird für das Geschäftsjahr 2005/06 erstmals einen Umsatz von deutlich über 6 Mrd. EUR ausweisen. Das operative Ergebnis (EBIT) sollte sich auf annähernd 700 Mio. EUR belaufen. Diese Ziffern berücksichtigen bereits die im vierten Quartal höheren Logistik- und Energiekosten infolge des strengen Winters, den gegenüber den ersten neun Monaten gestiegenen Personalaufwand und den in den letzten Monaten sehr deutlichen Preisanstieg von Zink.

Details zum Quartalsergebnis finden Sie auf unserer Homepage www.voestalpine.com bzw. steht Ihnen unsere Investor Relations-Abteilung unter +43 732 6585-9949 für Fragen jederzeit zur Verfügung.

voestalpine 1st – 3rd quarter 2005/06

Key figures of voestalpine group

(acc. IFRS; in EURm)	Q1-Q3 2005/06 1.4.-31.12.2005	Q1-Q3 2004/05 1.4.-31.12.2004	Change in %
Turnover	4,858.3	4,172.4	+16.4
EBITD	812.1	576.5	+40.9
EBITD margin in %	16.7	13.8	
EBIT	547.0	349.2	+56.6
EBIT margin in %	11.3	8.4	
EBT	507.0	312.2	+62.4
Net income*	371.7	214.9	+73.0
EPS (in EUR)	9.28	5.32	+74.4

*continued operations

For the 2005/2006 business year, the voestalpine Group will, for the first time, show sales of significantly over EUR 6 billion. The operating result (EBIT) should total nearly EUR 700 million. These figures already take account of the higher costs incurring in the 4th quarter for logistics and energy due to the harsh winter, the higher levels of personnel expenses relative to the first nine months of the year, and the very significant increase in the price of zinc seen over the last several months.

More information on the 3rd quarter result is available on our website www.voestalpine.com or contact our Investor Relations +43 732 6585-9949.

voestalpine
EINEN SCHRITT VORAUS.

voestalpine posts new record figures in 1st half FY 2005/06

Key figures of voestalpine group

(acc. IFRS; in EURm)	1H 2005/06	1H 2004/05	Change
	1.4. - 30.09.2005	1.4. - 30.09.2004	in %
Turnover	3.262,40	2.724,10	+19,8
EBITD	549,7	338,6	+ 62,3
EBITD margin in %	16,8	12,4	
EBIT	371,5	193,4	+92,1
EBIT margin in %	11,4	7,1	
EBT	347,9	172,9	+101,2
Net Income*	260,4	111,1	+134,4
EPS (in EUR)	6,49	2,71	

*continued operations

It may be assumed that in the 2005/06 business year, the voestalpine Group will increase its operating result (EBIT) to more than EUR 600 million.

More information on the 1st half result is available on our website www.voestalpine.com or contact our Investor Relations +43 732 6585-9949.

22 November 2005

voestalpine 1st quarter 2005/06 - further growth and record figures

Revenues rose by 24 % to 1.7 billion EUR - EBITD improved by 83 % to 298 EURm - increase of EBIT by 117 % to 205 EURm - for the entire business year it is expected to reach again operating result at last years level (552.5 EURm).

Key figures of voestalpine group

(acc. IFRS; in EURm)	Q1 2005/06	Q1 2004/05*	Change
	1.4. - 30.06.2005	1.4. - 30.06.2004	in %
Revenue	1.668,5	1.347,4	+23,8
EBITD	297,6	162,4	+83,2
EBITD-margin in %	17,8	12,1	
EBIT	204,9	94,4	+117,0
EBIT-margin in %	12,3	7,0	
Profit (cont. operations)	148,2	53,2	+178,4
Profit after tax	148,2	50,4	+194,0
Earnings per share from continuing operations (EUR)	3,7	1,3	+182,8

*adjusted by discontinued operations

More information on the 1st quarter result is available on our website www.voestalpine.com or contact our Investor Relations +43 732 6585-9949.

19 August 2005

voestalpine AG launches a EUR 200 million convertible bond offering

Not for distribution or release in the United States of America (or to US persons), Canada, Australia, Italy or Japan or in any other jurisdiction in which offers or sales would be prohibited by applicable law.

voestalpine AG launches a EUR 200 million convertible bond offering in the context of a private placement

voestalpine AG, one of Europe's leading producers of steel products for the automotive, construction, general manufacturing, white goods and railway industries, is launching a convertible bond offering with an aggregate principal base amount of up to EUR 200 million within an international private placement (the "Offering"). The bonds will mature on 21 July 2010 and are callable by the issuer on or after 1 January 2009 subject to a 130% trigger. The issue and the redemption price are set at 100% of par. The bonds are offered to investors with an annual coupon range of 1.20% to 1.70% and a conversion premium range of 30.0% to 35.0% over a reference price of the voestalpine AG shares to be set at pricing. The final terms are expected to be set today.

The Offering includes an extension clause of up to EUR 30 million (15%). Additionally, voestalpine AG has granted Deutsche Bank a Greenshoe option of up to EUR 20 million (10%) to cover over-allotments (if any) exercisable until 19 July 2005. The issue size can therefore reach up to EUR 250 million. The issuer expects to list the bonds on the Vienna Stock Exchange. The Offering will be carried out as a private placement. A public offer in Austria will not take place. The bonds will be offered to institutional investors outside the United States, Canada, Australia and Japan. The pre-emptive rights of the shareholders of voestalpine AG are excluded.

Deutsche Bank is acting as the Bookrunner for the Offering.

In connection with the placement of the bonds, Deutsche Bank AG as stabilisation manager may over-allot or undertake measures aiming to support the stock exchange or market price of the bonds and/or the shares of voestalpine AG in order to offset selling pressure in those securities (stabilisation) for a pre-determined period of time starting at the date of publication of the final terms of the Offering. These measures may result in a higher price for the bonds and/or the shares than would otherwise prevail in the market. However, the stabilisation manager is under no obligation to engage in any stabilisation and, accordingly, there is no assurance that stabilisation will be undertaken. If conducted, stabilisation may be discontinued at any time at the discretion of the stabilisation manager, in any event the stabilisation activities must be terminated not later than 19 July 2005.

Stabilization / Regulation (EC) No. 2273/2003, FSA, German and Austrian Laws

For further information on the issue of the bonds and the preliminary stock exchange prospectus please visit our homepage www.voestalpine.com or contact:

Investor Relations
Wolfgang Lemberger
Tel: +43 (0) 732 65 85 – 99 49
Fax: +43 (0) 732 69 80 – 55 81
Mail: InvestorRelations@voestalpine.com

Important Note

This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor marketing or sales activity for such securities in Austria. This document must not be used for such an offer or such marketing activities in Austria. No public offer of securities will be made in Austria.

This ad hoc announcement does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The securities referred to herein (including the bonds and the shares of voestalpine AG) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This ad hoc announcement and the information contained herein may not be distributed or sent into the United States, Canada, Australia, Italy and Japan or in any other jurisdiction in which offers or sales would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the bonds is being made in the United States.

This website does not constitute an offer to sell or a solicitation of an offer to purchase any securities of voestalpine AG in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorized. Restrictions and prohibitions contained on this website on offers and sales, and on the distribution of information set forth on this website, must strictly observed. Any person who fails to do so may violate the securities laws of the United States of America and other jurisdictions.

14 July 2005

2004/05 the best year by far in the history of voestalpine Group

In the financial year 2004/05, voestalpine Group could significantly increase sales revenues as well as all other result and financial key figures compared to the already high level of the previous year to a new record. The tenth year of being listed on the stock exchange is thus the most successful business year in the history of the voestalpine Group by far.

in EURm	FY 2003/04	FY 2004/05	Change
Sales	4.616,3	5.779,1	+25%
EBITDA	557,9	887,7	+59%
% of Sales	12,1	15,4	
EBIT	243,7	552,5	+127%
% of Sales	5,3	9,6	
Net Profit (continuing operations)	141,2	373,5	+165%
Discontinued operations	-10,7	-50,0	
Net Profit	130,5	323,5	+148%
Dividend (in EUR)	1,25	1,50*	
	Bonus 0,35	Bonus 0,60*	

*depending on the approval at AGM

1 June 2005

voestalpine AG, Linz

Invitation

to the

13th Annual General Meeting

of the company,

which will take place on Thursday, June 30, 2005 at 10:00 a.m. in the Design Center Linz, 4020 Linz, Europaplatz 1.

RECEIVED
2006 OCT 16 P 2:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Agenda:

1) Presentation of the approved annual financial statement of voestalpine AG, the management report combined with the group management report, the group's consolidated financial statement as well as the report of the Supervisory Board to the Annual General Meeting on the business year 2004/2005.

2) Resolution on the allocation of the balance sheet profit of the business year 2004/2005.

3) Resolution on the discharge of the members of the Management Board for the business year 2004/2005.

4) Resolution on the discharge of the members of the Supervisory Board for the business year 2004/2005.

5) Resolution on compensation for the members of the Supervisory Board for the business year 2004/2005.

6) Resolution on the election of the auditor of the annual financial statement and the group's consolidated financial statement for the business year 2005/2006.

7) Resolution on the authorization of the Management Board to issue – also in several tranches - during a period of five years from the day of this resolution convertible bonds which grant the right of subscription and/or conversion of up to 3.960.000 Shares of the Company. To serve the convertible bonds the Management Board may either use the Conditional Capital or own Shares or a combination of the Conditional Capital and own Shares. The Management Board shall determine the issue price and the terms and conditions. The Management Board is entitled to exclude subscription-rights of shareholders with respect to convertible bonds.

8) Resolution on the conditional increase of the Share Capital of the Company according to Section 159 subsection 2 No 1 of the Austrian Joint Stock Corporation Act (Aktiengesetz) by up to EUR 28.778.442,33 by issuing up to 3.960.000 new ordinary bearer shares with no par value in order to serve

holders of convertible bonds, which the Management Board will be authorized to issue in the Annual General Meeting as of June 30, 2005. The capital increase shall only be effected to the extent that holders of convertible bonds exercise their subscription right and/or their conversion right with respect to Shares of the Company. The issue price is calculated on the basis of the volume weighted average market price of the Vienna Stock Exchange between start of trading and price fixing at the day of allotment of convertible bonds plus a premium of 30 % or a respective higher premium, which shall be deemed to meet the expectations of the development of the share price of the Company under consideration of similar transactions on the relevant market, whereas the duration, interest and volume of a transaction shall be decisive when determining the similarity of the respective transaction. The newly issued Shares of the conditional capital increase shall be entitled to dividends to the same extent as already existing Shares of the Company.

Resolution on the amendment of Article 4 of the Articles of Association (Share Capital and Shares):

The following Paragraph shall be inserted after Article 4 Para. 5 of the Articles of Association:
"(6) The Share Capital of the Company is increased by up to EUR 28.778.442,33 according to Section 159 subsection 2 No 1 Joint Stock Corporation Act (Aktiengesetz) by issuing up to 3.960.000 new ordinary bearer shares with no par value in order to serve holders of convertible bonds, to which the Management Board has been authorized to issue in the Annual General Meeting as of June 30, 2005. The capital increase shall only be effected to the extent that holders of convertible bonds exercise their subscription right and/or their conversion right with respect to Shares of the Company. The issue price is calculated on the basis of the volume weighted average market price of the Vienna Stock Exchange between start of trading and price fixing at the day of allotment of convertible bonds plus a premium of 30 % or a respective higher premium, which shall be deemed to meet the expectations of the development of the share price of the Company under consideration of similar transactions on the relevant market, whereas the duration, interest and volume of a transaction shall be decisive when determining the similarity of the respective transaction. The newly issued Shares of the conditional capital increase shall be entitled to dividends to the same extent as already existing Shares of the Company. The Supervisory Board is authorized to resolve upon the amendments to the Articles of Association required by the issue of Shares using the Conditional Capital."

9) Resolution on the authorization to purchase own shares in accordance with Section 65 subsection 1 number 4 of the Austrian Joint Stock Corporation Act for the purpose of issuance to employees, executive officers, and members of the Management Board of the company or of an affiliated company as well as on the authorization to purchase own shares in accordance with Section 65 subsection 1 number 8 of the Austrian Joint Stock Corporation Act to the maximum extent of a total of 10% of the nominal capital at a lowest price of EUR 30,- per share and the highest price of EUR 80,- per share with a maximum period of validity of 18 months for the acquisition. The Management Board is authorized to determine a method of selling own shares in a manner

other than via the stock exchange or a public offer, excluding shareholders' subscription rights. Furthermore, the Management Board is authorized to recall own shares without any additional resolution by the shareholders.

10) Resolution on the change of Article 13 (Supervisory Board – Resolutions) of the Articles of Association as follows:
    a. In Article 13 Para. 2 the following sentence shall be added:
       "It is permissible that for individual members of the Supervisory Board to cast their vote in writing, by telephone or in another comparable form. This does not prejudice the requirement for a quorum."
    b. Article 13 Para. 4 first sentence shall read as follows:
       "In urgent cases, voting may be taken in writing, by telephone or in another comparable form without a Supervisory Board meeting being held (circulated vote), provided no Supervisory Board member opposes this procedure in writing within the period stipulated by the Chairman."

On the voestalpine AG website (www.voestalpine.com), you will find the report of the Management Board in accordance with Section 153 subsection 4 together with Section 174 subsection 4 Joint Stock Corporation Act in reference to Point 7 of the agenda regarding the exclusion of subscription rights with respect to the authorization of the Management Board to issue convertible bonds and the report of the Management Board in accordance with Section 65 subsection 1b together with Section 170 subsection 2 and Section 153 subsection 4 Joint Stock Corporation Act in reference to Point 9 of the agenda regarding the justification of the exclusion of shareholders' subscription rights when selling own shares as well as a comparison of the relevant provisions in the Articles of Association regarding point 10 of the agenda. These reports and the comparison are also available for perusal at the company's premises.

Only those shareholders are entitled to participate in the Annual General Meeting, who, no later than June 24, 2005, have deposited their shares with the company, with an Austrian public notary, or with the main branch of a bank in Austria until the end of the Annual General Meeting or whose shares are being held for them by other banks with approval from a depository agent and blocked until the end of the Annual General Meeting.

The shareholders are requested to carry out the depository procedure with the depository agents through their custodian banks.
A certificate issued by the depository agent regarding the deposit of the shares must be submitted to the company in the original or a certified copy no later than one day after end of the deposit deadline.

In order to enable a smooth admission procedure, the shareholders are requested to be at the premises of the Annual General Meeting on time prior to the beginning of the Meeting. Admission in order to receive voting cards begins at 9:00 a.m.

The annual financial statement, the group's consolidated financial statement, as well as the management report and the report of the Supervisory Board can be perused by the shareholders at the main premises of the company at 4020 Linz, VOEST-ALPINE-Strasse 1.

In accordance with Section 83 subsection 3 Stock Exchange Act (Börsegesetz), the Annual Report on the business year 2004/05 is available free of charge at the main premises of the company, at Bank Austria Creditanstalt AG, Vienna, Raiffeisen Zentralbank Österreich AG and Erste Bank der Österr. Sparkassen AG, as well as at other Austrian banks.

Linz, June 2005

The Management Board

voestalpine AG, Linz

Invitation

to the

14th Annual General Meeting

of the company,

taking place on Wednesday, July 5, 2006 at 10:00 a.m. in the Design Center Linz, 4020 Linz, Europaplatz 1.

Agenda:

1) Presentation of the approved annual financial statement of voestalpine AG, the management report combined with the group management report, the group's consolidated financial statement as well as the report of the Supervisory Board to the Annual General Meeting on the business year 2005/2006.

2) Resolution on the allocation of the balance sheet profit of the business year 2005/2006.

3) Resolution on the discharge of the members of the Management Board for the business year 2005/2006.

4) Resolution on the discharge of the members of the Supervisory Board for the business year 2005/2006.

5) Resolution on the amendment of the Articles of Association with regard to the compensation of the members of the Supervisory Board as follows:
a) § 15 Para. 1 shall read as follows:
When attending meetings of the Supervisory Board or of a committee, the members of the Supervisory Board shall receive an attendance allowance in the amount of EUR 500,- and shall be reimbursed for their cash expenditures including reasonable travelling expenses.

b) § 15 Para. 2 shall read as follows:
As reimbursement for their work, the elected members of the Supervisory Board shall receive per financial year a total of one-tenth of one percent of the net income in accordance with the approved Group's Consolidated Financial Statement. This amount is to be divided between the Chairman, the Deputy Chairman/Chairmen, and all other members of the Supervisory Board as follows: 100% for the Chairman, 75% for the Deputy Chairman/Chairmen, and 50% for the other members of the Supervisory Board, whereby the Chairman is entitled to a minimum compensation of EUR 20,000,-, the Deputy Chairman/Chairmen a minimum compensation of EUR 15,000,-, and all other members of the Supervisory Board a minimum compensation of EUR 10,000,-.

The compensation is, however, limited to four times the stipulated amounts. If the term of office of a Supervisory Board member should commence or end during the financial year, then a prorated remuneration shall be paid. The compensation regulation shall become effective retroactively beginning with the 2005/2006 financial year.

6) Resolution on the election of the auditor of the annual financial statement and the group's consolidated financial statement for the business year 2006/2007.

7) Election of one member of the Supervisory Board

8) a) Resolution on a share split in a ratio of 1:4 which will increase the number of shares to 158.400.000.

b) Resolution on the amendment of § 4 (Share Capital and Shares) of the articles of association as follows:

§ 4 Para. 1 shall read as follows:
The share capital of the company amounts to EUR 287,784,423.33 (two hundred and eighty seven million, seven hundred and eighty four thousand four hundred and twenty three euro, 33/100) and is divided into 158,400,000 (one hundred fifty eight million four hundred thousand) individual share certificates.

§ 4 Para. 2a: The word order "7,920,000 (seven million nine hundred and twenty thousand) ordinary bearer shares" will be replaced by "31,680,000 (thirty one million six hundred and eighty thousand) ordinary bearer shares".

§ 4 Para. 2b: The word order "3,960,000 (three million nine hundred and sixty thousand) ordinary bearer shares" will be replaced by "15,840,000 (fifteen million eight hundred and forty thousand) ordinary bearer shares".

§ 4 Para. 6: The word order "3,960,000 (three million nine hundred and sixty thousand) ordinary bearer shares" will be replaced by "15,840,000 (fifteen million eight hundred and forty thousand) ordinary bearer shares".

9) Resolution on the Stock Option Plan 2006

10) Resolution on the authorization to purchase own shares in accordance with Section 65 subsection 1 number 4 of the Austrian Joint Stock Corporation Act for the purpose of issuance to employees, executive officers and members of the Management Board of the company or of an affiliated company as well as on the authorization to purchase own shares in accordance with Section 65 subsection 1 number 8 of the Austrian Joint Stock Corporation Act to the maximum extent of a total of 10% of the nominal capital at a lowest price of a maximum of 20% below and at a highest price of a maximum of 10% above the average of the closing rates of the last 3 trading days prior the purchase of own shares with a maximum period of validity of 18 months for the acquisition. The Management Board is authorized to determine a method of selling own shares

in a manner other than via the stock exchange or a public offer, excluding shareholders´ subscription rights. Furthermore, the Management Board is authorized to recall own shares without any additional resolution by the shareholders.

On the website of voestalpine AG (www.voestalpine.com), the report of the Management Board in accordance with Section 65 subsection 1b together with Section 170 subsection 2 and Section 153 subsection 4 Joint Stock Corporation Act in reference to Point 10 of the agenda regarding the justification of the exclusion of shareholders´ subscription rights when selling own shares as well as a comparison of the relevant provisions in the Articles of Association regarding point 8 of the agenda can be retrieved. These reports and the comparison are also available for perusal at the company's premises. Upon request, each shareholder shall receive a copy free of charge.

In connection with the Stock Option Plan 2006 (Item 9 of the Agenda), the Management Board and the Supervisory Board of the company will publish a joint Status Report in accordance with Section 95 Para. 6 together with Section 159 Para. 2 No. 3 of the Stock Corporation Act (AktG). This report can be retrieved on the company's website (www.voestalpine.com), respectively, can be perused by the shareholders on the premises of the company. Upon request, each shareholder shall receive a copy free of charge.

On the website of voestalpine AG (www.voestalpine.com); the annual financial statement, the group's consolidated financial statement, as well as the management report and the report of the Supervisory Board can be retrieved. Upon request, each shareholder shall receive copies of these documents free of charge.

Shareholders are only entitled to participate in the Annual General Meeting, who, not later than June 29, 2006, have deposited their shares with the company, with an Austrian public notary, or with the main branch of a bank in Austria until the end of the Annual General Meeting or whose shares are being held for them by other banks with approval from a depository agent and are blocked until the end of the Annual General Meeting.

The shareholders are requested to carry out the depository procedure with the depository agents through their custodian banks.
A certificate issued by the depository agent regarding the deposit of the shares must be submitted to the company in the original or as a certified copy not later than one day after the end of the deposit deadline.

In order to enable a smooth admission procedure, shareholders are requested to be at the premises of the Annual General Meeting in due time. Admission in order to receive voting cards begins at 9:00 a.m.

Linz, June 2006

The Management Board

voestalpine AG, Linz
Public Notice of Dividend

At the 13th Ordinary General Meeting of our shareholders held on June 30, 2005, it was resolved to issue a basic dividend for the 2004/05 financial year of EUR 1.50 and a bonus of EUR 0.60, thus issuing a total of EUR 2.10 per share with entitlement to a dividend. The payment of the dividend is being carried out as from July 18, 2005.

The payment of the dividend of EUR 2.10 per individual share is undertaken by Bank Austria Creditanstalt AG, Raiffeisen Zentralbank Österreich AG as well as Erste Bank der oesterreichischen Sparkassen AG, or the banking institution with which the shareholder portfolio is maintained, against collection of dividend coupon no. 11, net of 25% capital gains tax.

Trading ex-dividend coupon no. 11 will begin as from Tuesday, July 12, 2005, on the Vienna Stock Exchange.

229211

Dok V_008.pdf

voestalpine AG, Linz

Public Notice of Dividend

At the 14th Ordinary General Meeting held on July 5, 2006, it was resolved to issue a basic dividend for the 2005/06 financial year of EUR 2.00 and a bonus of EUR 1.10, thus issuing a total of EUR 3.10 per share with entitlement to a dividend. The payment of the dividend is being carried out as from July 17, 2006.

The payment of the dividend of EUR 3.10 per individual share is undertaken by Bank Austria Creditanstalt AG or the banking institution with which the shareholder portfolio is maintained, against collection of dividend coupon no. 12, net of 25% capital gains tax.

Trading ex-dividend coupon no. 12 will begin as from Monday, July 10, 2006, on the Vienna Stock Exchange.

331091

5.7.2005

Dok VII_011.pdf

voestalpine AG, Linz

Public Notice

By resolution of the 13th Ordinary General Meeting held on June 30, 2005, the Management Board of voestalpine AG was authorized as follows:

1. The Ordinary General Meeting authorizes the Management Board to acquire and sell its own bearer shares, at its option either-

a) pursuant to § 65 (1), line 4 of the Austrian Stock Corporation Act, for the purpose of offering them for sale to the employees or executive employees or members of the Management Board of the company or of a company affiliated with the company

and/or

b) pursuant to § 65 (1), line 8 of the Austrian Stock Corporation Act, for other purposes, including for servicing convertible debentures. The trade in treasury shares is excepted herefrom. The General Meeting authorizes the Management Board to cancel the repurchased shares without any further resolution of the General Meeting.

2. This authorization shall be valid until December 31, 2006.

3. The total scope of the shares acquired pursuant to point 1 hereof may not, when taken together with the shares already acquired by the company, exceed 10% of the registered capital of the company from time to time outstanding.

4. The lowest consideration payable upon repurchase shall be EUR 30.00, the highest consideration payable upon repurchase shall be EUR 80.00.

5. Pursuant to § 65 (1b) of the Austrian Stock Corporation Act, the Management Board is authorized for a period not exceeding five years from the date of passage of the resolution to sell the company's own shares which the company has acquired pursuant to point 1 hereof, without excluding subscription rights or partially or completely excluding such rights, in another manner than on stock exchanges, by way of public offering or by allotment in servicing share options. The written report on the grounds of the exclusion of subscription rights is available for inspection at the company's offices and has been submitted to the General Meeting.

6. The involvement of the Supervisory Board is undertaken on the basis of the Austrian Stock Corporation Act.

229212

Dok VI_009.pdf

voestalpine AG, Linz

Public Notice

By resolution of the 14th Ordinary General Meeting held on July 5, 2006, the Management Board of voestalpine AG was authorized as follows:

1. The Ordinary General Meeting authorizes the Management Board to acquire and sell its own bearer shares, at its option either-

a) pursuant to § 65 (1), line 4 of the Austrian Stock Corporation Act, for the purpose of offering them for sale to the employees or executive employees or members of the Management Board of the company or of a company affiliated with the company

and/or

b) pursuant to §65 (1), line 8 of the Austrian Stock Corporation Act, for other purposes, including for servicing convertible debentures. The trade in treasury shares is excepted herefrom. The General Meeting authorizes the Management Board to cancel the repurchased shares without any further resolution of the General Meeting.

2. This authorization shall be valid until December 31, 2007.

3. The total scope of the shares acquired pursuant to point 1 hereof may not, when taken together with the shares already acquired by the company, exceed 10% of the registered capital of the company from time to time outstanding.

4. The lowest consideration payable upon repurchase shall be a maximum of 20% below the average final settlement price for the last 3 trading days prior to the repurchase, and the highest consideration payable shall be a maximum of 10% over the average final settlement price for the last 3 trading days prior to the repurchase.

5. Pursuant to § 65 (1b) of the Austrian Stock Corporation Act, the Management Board is authorized for a period not exceeding five years from the date of passage of the resolution to sell the company's own shares which the company has acquired pursuant to point 1 hereof, without excluding subscription rights or partially or completely excluding such rights, in another manner than on stock exchanges, by way of public offering or by allotment in servicing share options. The written report on the grounds of the exclusion of subscription rights is available for inspection at the company's offices and has been submitted to the General Meeting.

6. The involvement of the Supervisory Board is undertaken on the basis of the Austrian Stock Corporation Act.

331092

Repurchase Program 2005 - 1

PUBLICATION OF THE RESOLUTION TO UTILIZE THE AUTHORIZATION TO REPURCHASE SHARES, PUBLICATION OF THE PROGRAM FOR SUCH REPURCHASE

The Managing Board of voestalpine AG has resolved to utilize the authorization granted by the 12th annual General Meeting of the company on July 1, 2004 to effect a repurchase of stocks covering up to 1,000,000 of the company's ordinary bearer shares and corresponding to approximately 2.53% of the company's share capital.

This resolution is hereby being published pursuant to Art 65 Para. 1a of the AktG (Join Stock Corporation Act) and Art 82 Para 9 of the BörseG (Stock Exchange Act) in conjunction with Art 4 Para. 2 of the Publications Act (BGBl II 2002/112). Furthermore, publication of the repurchase program is undertaken in accordance with Art. 65 Para. 1a of the AktG (Joint Stock Corporation Act) and Art. 82 Para. 9 of the BörseG (Stock Exchange Act) in conjunction with Art. 5 of the Publications Act (BGBl II 2002/112).

1. Date of the Resolution of the General Meeting regarding the authorization pursuant to Art. 65 Para. 1 Section 4 und Section 8 of the AktG (Joint Stock Corporation Act): 1st July 2004.
2. Date and method of publication of the Resolution of the General Meeting pursuant to Art.65 Para. 1a of the AktG (Joint Stock Corporation Act): Amtsblatt zur Wiener Zeitung (Austrian Official Gazette), 6th July 2004.
3. Commencement and anticipated duration of the repurchase program: 28th April 2005 until 31st December 2005.
4. Class of shares to which the repurchase program applies: voestalpine AG's ordinary bearer shares (uniform class of shares).
5. Intended volume (in shares) of the repurchase of the company's own shares: up to 1,000,000 of voestalpine AG's ordinary bearer shares, i.e. up to 2.53% of voestalpine AG's share capital.
6. In accordance with the Resolution of the 12th General Meeting the minimum equivalent value upon repurchase will be EUR 15 and the maximum equivalent value upon repurchase will be EUR 50.
7. Manner and purpose of repurchase of own shares: The repurchase of voestalpine AG's shares by virtue of this repurchase program shall take place via the Vienna Stock Exchange, exclusively via financial institutions. It is planned that the shares thus acquired will be used for Employee Participation Programs and Stock Option Programs of voestalpine. voestalpine AG reserves the right also to use the repurchased shares for other purposes (within the meaning of Art. 65 Para. 1 Section 8 AktG) or to resell them via the Austrian Stock Exchange. However, trading with own shares for profit-making purposes is excluded. This repurchase program will not be connected with the redemption of shares.
8. Any effect on the issuer of the repurchase program on the admission of securities to the stock exchange: none.
9. Extent of the share options currently being granted within the framework of the Stock Option Plan 2001 of voestalpine AG to leading executive officers or members of the Managing Board of the issuer: Under the Stock Option Program 2001 20.868 options for the taking-up of one share each are still issued. Details of the 2001 Stock Option Plan of voestalpine AG were published in the Amtsblatt der Wiener Zeitung (Austrian Official Gazette) No. 115 of June 18, 2001.

voestalpine AG shall fulfil its duties of publication pursuant to Arts. 6 and 7 of the Publications Act by publishing information on voestalpine AG's Internet website at www.voestalpine.com under "Investor Relations - Repurchase program".

Linz, this day, 23 April 2005

The Managing Board

Repurchase Program 2005 - 2

PUBLICATION OF THE RESOLUTION TO UTILIZE THE AUTHORIZATION TO REPURCHASE SHARES, PUBLICATION OF THE PROGRAM FOR SUCH REPURCHASE, PUBLICATION OF THE RESOLUTION TO CLOSE THE EXISTING REPURCHASE PROGRAM

The Managing Board of voestalpine AG has resolved to utilize the authorization granted by the 13th annual General Meeting of the company on June 30, 2005 to effect a repurchase of stocks covering up to 1,000,000 of the company's ordinary bearer shares and corresponding to approximately 2.53% of the company's share capital.

This resolution is hereby being published pursuant to Art 65 Para. 1a of the AktG (Join Stock Corporation Act) and Art 82 Para 9 of the BörseG (Stock Exchange Act) in conjunction with Art 4 Para. 2 of the Publications Act (BGBl II 2002/112). Furthermore, publication of the repurchase program is undertaken in accordance with Art. 65 Para. 1a of the AktG (Joint Stock Corporation Act) and Art. 82 Para. 9 of the BörseG (Stock Exchange Act) in conjunction with Art. 5 of the Publications Act (BGBl II 2002/112).

1. Date of the Resolution of the General Meeting regarding the authorization pursuant to Art. 65 Para. 1 Section 4 und Section 8 of the AktG (Joint Stock Corporation Act): 30th June 2005.
2. Date and method of publication of the Resolution of the General Meeting pursuant to Art.65 Para. 1a of the AktG (Joint Stock Corporation Act): Amtsblatt zur Wiener Zeitung (Austrian Official Gazette), 5th July 2005.
3. Commencement and anticipated duration of the repurchase program: 28thJuly 2005 until 31st December 2006.
4. Class of shares to which the repurchase program applies: voestalpine AG´s ordinary bearer shares (uniform class of shares).
5. Intended volume (in shares) of the repurchase of the company's own shares: up to 1,000,000 of voestalpine AG´s ordinary bearer shares, i.e. up to 2.53% of voestalpine AG´s share capital.
6. In accordance with the Resolution of the 12th General Meeting the minimum equivalent value upon repurchase will be EUR 30 and the maximum equivalent value upon repurchase will be EUR 80.
7. Manner and purpose of repurchase of own shares: The repurchase of voestalpine AG´s shares by virtue of this repurchase program shall take place via the Vienna Stock Exchange, exclusively via financial institutions. It is planned that the shares thus acquired will be used for Employee Participation Programs and Stock Option Programs of voestalpine. voestalpine AG reserves the right also to use the repurchased shares for other purposes (within the meaning of Art. 65 Para. 1 Section 8 AktG), inter alia for the service of convertible bonds, or to resell them via the Austrian Stock Exchange. However, trading with own shares for profit-making purposes is excluded. This repurchase program will not be connected with the redemption of shares.
8. Any effect on the issuer of the repurchase program on the admission of securities to the stock exchange: none.
9. Extent of the share options currently being granted within the framework of the Stock Option Plan 2001 of voestalpine AG to leading executive officers or members of the Managing Board of the issuer: Under the Stock Option Program 2001 20.868 options for the taking-up of one share each are still issued. Details of the 2001 Stock Option Plan of voestalpine AG were published in the Amtsblatt der Wiener Zeitung (Austrian Official Gazette) No. 115 of June 18, 2001.

voestalpine AG shall fulfil its duties of publication pursuant to Arts. 6 and 7 of the Publications Act by publishing information on voestalpine AG´s Internet website at www.voestalpine.com under "Investor Relations - Repurchase program".

The Managing Board of voestalpine AG has further resolved to close the existing repurchase program on July 22, 2005, which was established by its resolution from April 21, 2005, published in Amtsblatt zur Wiener Zeitung on April 23, 2005, to utilize the authorisation granted by the 12th annual General Meeting of the Company on July 1, 2004.

This resolution is hereby being published pursuant to Art 4 Para. 4 of the Publications Act (BGBl II 2002/112).

Linz, this day, 22nd of July 2005

The Managing Board

Dok I_001.pdf

voestalpine AG, Linz

Public Notice

Pursuant to § 82 (9) of the Austrian Stock Exchange Act ("BörseG") in conjunction with § 7 of the Publication Regulation 2002 ("VeröffentlichungsV 2002") voestalpine AG hereby gives notice that it has conveyed 666 treasury shares, i.e. approx. 0.002% of the registered capital of the company, to holders of convertible bonds from the convertible bond issue undertaken by voestalpine AG in July 2005, at a conversion rate of EUR 74.98 per share, to a total value of EUR 49,936.68.

336362 The Management Board

voestalpine AG, Linz
Public Notice

Pursuant to § 82 (9) of the Austrian Stock Exchange Act ("BörseG") in conjunction with § 7 of the Publication Regulation 2002 ("VeröffentlichungsV 2002") voestalpine AG hereby gives notice that, within the scope of its existing Employee Stock Option Program, it has conveyed to employees of the voestalpine Group: 3,129 treasury shares, constituting approx. 0.008% of its registered capital, at a price of EUR 60 per share, to a total value of EUR 187,740.00; 39,828 treasury shares, constituting approx. 0.1% of its registered capital, at a price of EUR 98 per share, to a total value of EUR 3,903,144.00; 6,858 treasury shares, constituting approx. 0.02% of its registered capital, at a price of EUR 108 per share, to a total value of EUR 740,664, as well as 1,796 treasury shares, constituting approx. 0.005% of its registered capital, at a price of EUR 115.22 per share, to a total value of EUR 206,935.12.

331483 The Management Board

Dok II_003.pdf

voestalpine AG, Linz

Public Notice

Pursuant to § 82 (9) of the Austrian Stock Exchange Act ("BörseG") in conjunction with § 7 of the Publication Regulation 2002 ("VeröffentlichungsV 2002") voestalpine AG hereby gives notice that, within the scope of its existing Employee Stock Option Program, it has conveyed to employees of the voestalpine Group 1,705 treasury shares, constituting approx. 0.004% of its registered capital, at a price of EUR 96.29 per share, to a total value of EUR 164,174.45.

328368 The Management Board

voestalpine AG, Linz

Public Notice

Pursuant to § 82 (9) of the Austrian Stock Exchange Act ("BörseG") in conjunction with § 7 of the Publication Regulation 2002 ("VeröffentlichungsV 2002") voestalpine AG hereby gives notice that, within the scope of its existing Employee Stock Option Program, it has conveyed to employees of the voestalpine Group 65,026 treasury shares, constituting approx. 0.16% of its registered capital, at a price of EUR 60.00 per share, to a total value of EUR 3,901,560.00.

279995 The Management Board

voestalpine AG, Linz

Public Notice

Pursuant to § 82 (9) in conjunction with § 82 (8) of the Austrian Stock Exchange Act ("BörseG") and § 7 of the Publication Regulation 2002 ("VeröffentlichungsV 2002"), voestalpine AG hereby gives notice that, within the scope of its existing Employee Stock Option Program, it has conveyed to employees of the voestalpine Group 10,051 treasury shares, constituting approx. 0.025% of its registered capital, at an average price of EUR 56.10 per share (rounded), to a total value of EUR 563,916.00.

243325 The Management Board

Dok IV_007.pdf

Voestalpine AG, Linz

Public Notice

voestalpine AG hereby gives notice pursuant to § 93 of the Austrian Stock Exchange Act that the equity share held by Österreichische Industrieholding AG in voestalpine AG has fallen below 5% of the voting rights in the company.

230473

voestalpine AG, Linz

Public Notice

voestalpine AG hereby gives notice that, as a result of the acquisition by Goldman Sachs Group Inc. of shares of voestalpine AG, Goldman Sachs Group Inc. has exceeded the threshold of 5% of the voting rights in the company.

254218

This excerpt is based on the general register supplemented by data from the register of documents.
Last entry on 15/07/2006, entry number 47
Competent court: Linz District Court

COMPANY
31 voestalpine AG

LEGAL FORM
1 Joint Stock Company

PLACE OF BUSINESS
1 Political district of Linz

BUSINESS ADDRESS
44 voestalpine-Str. 1
4020 Linz

BRANCH OF BUSINESS
1 Holding function

CAPITAL
29 EUR 287,784,423.33

TYPE OF SHARES
46 158,400,000 no-par shares

RECORD DATE for ANNUAL FINANCIAL STATEMENTS
11 March 31

ANNUAL FINANCIAL STATEMENTS (last registered; for further entries see history)
47 as per 31/03/2006 submitted on 07/07/2006

GROUP STATEMENTS (last registered; for further entries see history)
47 as per 31/03/2006 submitted on 07/07/2006

OTHER PROVISIONS
25 The Management Board is comprised of two to six persons.

TYPE OF ANNOUNCEMENT
1 Announcements of the company are published
in the Official Gazette (Amtsblatt zur Wiener Zeitung)

1 Articles of Association dated 22/11/1993 001
2 Resolution passed by the Annual General Meeting on 22/12/1993 002
Post-formation acquisition – Approval of the
agreement for a contribution in kind dated 22/12/1993 (transfer of
the business unit "Holdingbereich Stahl" of "Austrian
Industries Aktiengesellschaft", Vienna, (FN 66152 h)
including the participating interests associated therewith).
6 Resolution passed by the Annual General Meeting on 15/05/1995 006
Revision of the Articles of Association

11 Resolution passed by the Annual General Meeting on 09/12/1996 009
Amendment of the Articles of Association in Art. 22
14 Resolution passed by the Annual General Meeting on 24/06/1998 010
Revision of Art. 7 and amendment in Arts. 12 (1)
and 16 (1)
16 Articles of Association adjusted pursuant to the 1st Euro Judicial Introduction Bill
by resolution passed by the Annual General Meeting on 24/06/1998 011
17 Resolution passed by the Annual General Meeting on 07/07/1999 013
Authorization of the Management Board pursuant to Art. 169 of the Stock Corporation Act
to raise the stock capital by up to EUR 47,964,070.58 by 30/06/2004.
Amendment of the Articles of Association in Art. 4 (2).
25 Resolution passed by the Annual General Meeting on 03/07/2001. 014
Amendment of the Articles of Association in Arts. 1 (1) and 5 (1), and
revision of Art. 23.
27 Resolution passed by the General Meeting of Shareholders of the transferring company 015
dated 25/10/2001
Division for the purpose of incorporating part of the assets of
VOEST-ALPINE STAHL GmbH
(FN 78052 h)
which comprise
the participating interests in "COMPACT MILL-Planungsgesellschaft mbH"
(FN 191433 w) and in "VOEST-ALPINE KREMS GmbH"
(FN 32327 s) pursuant to the division and takeover agreement dated
25/10/2001
29 Resolution passed by the Management Board on 24/04/2002 016
Effecting of the capital increase by EUR 47,964,070.58
as per authorization granted on 07/07/1999
by issue of 6,600,000 no-par-shares with the approval of the Supervisory Board.
29 Resolution passed by the Supervisory Board on 24/04/2002 017
Amendment of the Articles of Association in Art. 4 paragraph 1
31 Resolution passed by the Annual General Meeting on 02/07/2002 018
Authorization of the Management Board pursuant to Art. 169 of the Stock Corporation Act
to raise the stock capital by up to EUR 57,556,884.66 by 30/06/2007.
Authorization of the Management Board pursuant to Art. 169 of the Stock Corporation Act
to further raise the stock capital by up to EUR 28,778,442.33 by 30/06/2007.
31 Resolution passed by the Annual General Meeting on 02/07/2002 019
Amendment of the Articles of Association in Arts. 1 (1) and 4 (2).
37 Resolution passed by the Annual General Meeting on 01/07/2004 020
Amendment of the Articles of Association in Arts. 10 (1), (2), (4); 13 (1),
(4); 17 (1), (2); 20 (1).
38 Resolution passed by the Annual General Meeting on 30/06/2005 021
Conditional capital increase pursuant to Art. 159 (2) 1 of the Stock Corporation Act
by up to EUR 28,778,442.33
Supplement to the Articles of Association in Art. 4 (6).
38 Resolution passed by the Annual General Meeting on 30/06/2005 022
Amendment of the Articles of Association in Arts. 13 (2) and (4).
46 Resolution passed by the Annual General Meeting on 05/07/2006 023
Amendment of the Articles of Association in Arts. 4 (1), (2a), (2b) and (6).
46 Resolution passed by the Annual General Meeting on 05/07/2006 024
Amendment of the Articles of Association in Arts. 15 (1) and (2).

MANAGEMENT BOARD

A Dr. Wolfgang Eder, born on 05/02/1952
35 Chairman
has been representing the company together with another Member of the Management Board or an Authorized Signatory since 22/12/1998.

AH Mag. Wolfgang Spreitzer, born on 12/11/1951
25 has been representing the company together with another Member of the Management Board or an Authorized Signatory since 25/07/2001.

AL Dipl.Ing. Josef Mülner, born on 11/12/1947
32 has been representing the company together with another Member of the Management Board or an Authorized Signatory since 01/01/2003.
AM Dipl.Ing. Franz Hirschmanner, born on 18/05/1953
42 has been representing the company together with another Member of the Management Board or an Authorized Signatory since 01/10/2005.
AO Mag. Dipl.-Ing. Robert Ottel, born on 23/08/1967
42 has been representing the company together with another Member of the Management Board or an Authorized Signatory since 01/10/2005.

AUTHORIZED SIGNATORIES

C Ing. Mag. Hans Götschhofer, born on 05/11/1947
2 has been representing the company together with a Member of the Management Board or another Authorized Signatory since 22/12/1993.
X Mag. Brigitte Wimmer, born on 07/11/1949
5 has been representing the company together with a Member of the Management Board or another Authorized Signatory since 03/04/1995.
Z Dr. Hubert Possegger, born on 12/02/1958
10 has been representing the company together with a Member of the Management Board or another Authorized Signatory since 21/06/1996.
AW Mag. Georg Heckmann, born on 09/01/1952
42 has been representing the company together with a Member of the Management Board or another Authorized Signatory since 01/10/2005.

SUPERVISORY BOARD

M Ing. Fritz Sulzbacher, born on 06/09/1945
2 Member
R Dr. Ludwig Scharinger, born on 19/10/1942
37 Deputy Chairman
First Deputy
AB Dr. Stefan Kralik, born on 16/10/1947
17 Member
AC Dr. Joachim Lemppenau, born on 20/07/1942
37 Chairman
AE Josef Gritz, born on 27/01/1959
19 Member
AF Johann Heiligenbrunner, born on 30/04/1948
20 Member
AG Josef Kronister, born on 18/05/1947
21 Member
AP Dr. Franz Gasselsberger, born on 12/04/1959
37 Member
AQ Dr. Josef Krenner, born on 15/06/1952
37 Member
AR Dr. Michael Kutschera, born on 10/10/1957
37 Member
AS Dr. Franz Lauer, born on 20/07/1939
37 Member
AT Mag. Dr. Josef Peischer, born on 28/04/1946
37 Member
AU Dipl.-Ing. Dr. Michael Schwarzkopf, born on 07/11/1961
37 Member
AV Hans-Karl Schaller, born on 27/07/1960
40 Member
AX Prof. Dr. Ewald Nowotny, born on 28/06/1944
46 Member

------ PERSONS --

1 A Dr. Wolfgang Eder, born on 05/02/1952
1 Turmstr. 41
4020 Linz

1 C Ing.Mag. Hans Götschhofer, born on 05/11/1947
2 M Ing. Fritz Sulzbacher, born on 06/09/1945
3 R Dr. Ludwig Scharinger, born on 19/10/1942
5 X Mag. Brigitte Wimmer, born on 07/11/1949
10 Z Dr. Hubert Possegger, born on 12/02/1958
17 AB Dr. Stefan Kralik, born on 16/10/1947
17 AC Dr. Joachim Lemppenau, born on 20/07/1942
19 AE Josef Gritz, born on 27/01/1959
20 AF Johann Heiligenbrunner, born on 30/04/1948
25 AG Josef Kronister, born on 18/05/1947
32 AL Dipl.Ing. Josef Mülner, born on 11/12/1947
32 AM Dipl.Ing. Franz Hirschmanner, born on 18/05/1953
35 AO Mag. Dipl.-Ing. Robert Ottel, born on 23/08/1967
35 Schiedermayrweg 4
4020 Linz
37 AP Dr. Franz Gasselsberger, born on 12/04/1959
37 AQ Dr. Josef Krenner, born on 15/06/1952
37 AR Dr. Michael Kutschera, born on 10/10/1957
37 AS Dr. Franz Lauer, born on 20/07/1939
37 AT Mag. Dr. Josef Peischer, born on 28/04/1946
37 AU Dipl.Ing. Dr. Michael Schwarzkopf, born on 07/11/1961
41 AV Hans-Karl Schaller, born on 27/07/1960
42 AW Mag. Georg Heckmann, born on 09/01/1952
46 AX Prof. Dr. Ewald Nowotny, born on 28/06/1944

------- OVERVIEW OF PROCEEDINGS ---

Linz District Court

1	Entered on 10/12/1993	Case No.	17	Fr	1150/93	i
	Application for new registration of a company received on 01/12/1993					
2	Entered on 31/12/1993	Case No.	17	Fr	1258/93	v
	Application for amendment received on 23/12/1993					
3	Entered on 16/03/1994	Case No.	17	Fr	303/94	y
	Application for amendment received on 14/02/1994					
5	Entered on 19/04/1995	Case No.	12	Fr	1102/95	w
	Application for amendment received on 12/04/1995					
6	Entered on 25/05/1995	Case No.	12	Fr	1727/95	p
	Application for amendment received on 18/05/1995					
10	Entered on 12/07/1996	Case No.	12	Fr	3263/96	g
	Application for amendment received on 02/07/1996					
	Entered on 12/07/1996	Case No.	12	Fr	3304/96	t
	Application for amendment received on 04/07/1996					
11	Entered on 03/01/1997	Case No.	12	Fr	6482/96	s
	Application for amendment received on 13/12/1996					
14	Entered on 14/08/1999	Case No.	13	Fr	4591/98	i
	Application for amendment received on 05/08/1998					
16	Entered on 08/04/1999	Case No.	34	Fr	866/99	w
	Application for amendment received on 26/03/1999					
17	Entered on 25/09/1999	Case No.	34	Fr	2845/99	f
	Application for amendment received on 24/08/1999					
19	Entered on 08/02/2000	Case No.	34	Fr	554/00	m
	Application for amendment received on 27/01/2000					
20	Entered on 18/05/2000	Case No.	34	Fr	1662/00	t
	Application for amendment received on 08/05/2000					
21	Entered on 14/07/2000	Case No.	34	Fr	2404/00	h
	Application for amendment received on 04/07/2000					
25	Entered on 25/07/2001	Case No.	32	Fr	2458/01	g
	Application for amendment received on 10/07/2001					
27	Entered on 15/11/2001	Case No.	32	Fr	4576/01	x
	Application for amendment received on 31/10/2001					

29	Entered on 30/04/2002 Application for amendment received on 26/04/2002	Case No.	32	Fr	1788/02	f
31	Entered on 03/09/2002 Application for amendment received on 29/07/2002	Case No.	32	Fr	3189/02	s
32	Entered on 29/01/2003 Application for amendment received on 14/01/2003	Case No.	32	Fr	125/03	v
35	Entered on 21/04/2004 Application for amendment received on 15/04/2004	Case No.	32	Fr	2256/04	k
37	Entered on 20/08/2004 Application for amendment received on 08/07/2004	Case No.	32	Fr	3520/04	w
38	Entered on 09/07/2005 Application for amendment received on 05/07/2005	Case No.	32	Fr	3448/05	y
40	Entered on 15/09/2005 Application for amendment received on 13/09/2005	Case No.	32	Fr	4452/05	z
41	Entered on 21/09/2005 Official rectification	Case No.	32	Fr	4565/05	s
42	Entered on 07/10/2005 Application for amendment received on 05/10/2005	Case No.	32	Fr	4973/05	s
44	Entered on 03/02/2006 Application for amendment received on 31/01/2006	Case No.	32	Fr	528/06	m
46	Entered on 13/07/2006 Application for amendment received on 07/07/2006	Case No.	32	Fr	3528/06	z
47	Entered on 15/07/2005 Annual financial statements received on 07/07/2006	Case No.	32	Fr	3467/06	i

Prepared by the billing point TELEKOM *** HA021
Charges of the Court: EUR 2.40 ***********02/10/2006 10:43:17, 276 66857619****************Lines: 242
Fee of the billing point TELEKOM: EUR 0.40
Total fee: EUR 2.80 plus 20% VAT.

Letter to Shareholders, 1st Quarter 2006/07


RECEIVED
Strategy at Work

voestalpine
ONE STEP AHEAD.

www.voestalpine.com

voestalpine Group – Key figures

	Q1 2006/07 04/01–06/30/2006	Q1 2005/06 04/01–06/30/2005	Change in %
Revenue	1,779.5	1,668.5	6.7
EBITDA	301.7	297.6	1.4
EBITDA-margin (in %)	17.0	17.8	
EBIT	218.6	204.9	6.7
EBIT-margin (in %)	12.3	12.3	
Profit before tax	205.6	198.4	3.6
Profit for the period	153.1	148.2	3.4
Earnings per share* (Euro)	3.82	3.70	3.3
Investments	113.0	130.9	–13.7
Depreciation and Amortisation	83.1	92.7	–10.3
Equity	2,696.4	2,231.1	20.9
Net financial debt	313.7	672.7	–53.4
Net financial debt in % of equity	11.6	30.1	–61.4
Employees excl. apprentices	24,026	23,431	2.5
Capital Employed	3,465.6	3,816.9	–9.2

* Earnings per share before the 1:4 share split that took place on August 1, 2006.

according to IFRS; in millions of euros

Letter of the Management Board

Ladies and Gentlemen,

Given that the excellent operating result from the first quarter of the last business year was two thirds due to Division Steel, nearly 50% of the even better operating result achieved in the first three months of the 2006/07 business year can be attributed to the three processing divisions.
If proof had been required of the wisdom of the value-added growth strategy where the knowledge gained in steel manufacture is linked to that of processing finished products – the figures now speak for themselves. An appropriately more favorable performance in the processing divisions has more than made up for the somewhat weaker development in the steel sector in the last few quarters.
The voestalpine Group's strategy of making "more out steel" has held its ground with excellent effect from an operating result point of view – under the present economic conditions at least – against the strategy of making "more steel" pursued by the proponents of consolidation. This is another reason for us to continue consistently on our path of qualitative growth.In line with this strategy, we acquired the company Drahtwerke und Stahlhandel Finsterwalde GmbH in Germany at the beginning of August. This increase in our processing capacity as enabled us to supply even more customers in the automotive and fastening industries with high-grade wire products.
On the other hand, this requires us – along with the right investments and acquisitions – to cast a critical eye over our own portfolio as an ongoing exercise. The strategic benefit and an appropriate operating result aligned with Group objectives are the criteria which are ultimately decisive for divestment measures.
Against this backdrop the decision was taken in the Division Steel well over a year ago to close the forge. Both strategic and economic reasons were crucial to this. Following a well-regulated process, the forge is now merely history thanks to the willingness to cooperate of all parties concerned.

Two other Group segments are also currently undergoing changes: the voestalpine steel trading group – operatively very well positioned but strategically no longer a central asset because of the Division Steel's direct customer relationships – is up for sale. The Group will still retain a minority holding during a transition phase to ensure an orderly transfer to the new ownership structure.
By comparison, a strategic need for expansion is the reason for the incorporation of a new partner into the voestalpine raw materials trading group, the Group's scrap trading arm. There, the plan to assure the long-term supply of scrap is to fall back to a minority holding with simultaneous entry of a large European scrap trading company as the future majority shareholder.

As regards the operating, we anticipate, for the present business year, at least a repeat of the very good result achieved in 2005/06. It will be possible to make a more concrete estimate by the end of the first half-year as by then the development in the last quarter of the business year should also be foreseeable.

Linz, August 11, 2006

The Management Board

Wolfgang Eder

Franz Hirschmanner

Josef Mülner

Robert Ottel

Wolfgang Spreitzer

Overview of the business performance of the voestalpine Group

After having had a successful 2005/06 business year, the voestalpine Group has continued its undiminished positive performance during the first three months of the 2006/07 business year, as well.

The key financial figures for the first quarter of 2006/07 (including the previous year's figures) by way of an overview:

- Revenue went up by 6.7% from EUR 1,668.5 million to EUR 1,779.5 million.
- EBITDA (earnings before interest, taxes, depreciation, and amortization) improved by 1.4%, rising from EUR 297.6 million to EUR 301.7 million. The EBITDA margin is thus 17.0% (first quarter of 2005/06: 17.8%).
- EBIT (profit from operations) improved from EUR 204.9 million during the prior year to EUR 218.6 million. This corresponds to a 6.7% increase. As was the case during the first quarter of 2005/06, the EBIT margin thus amounts to 12.3%.
- Profit before tax (EBT) came to EUR 205.6 million, thus rising by 3.6% in comparison with EUR 198.4 million in the previous year.
- Profit for the period improved by 3.4% in comparison with the previous year, from EUR 148.2 million to EUR 153.1 million.
- Earnings per share* for the first quarter of 2006/07 came to EUR 3.82, which is 3.3% higher than the previous year's figure of EUR 3.70.
- Equity rose by 20.9%, from EUR 2,231.1 million to EUR 2,696.4 million; this was accompanied by a 53.4% decrease in net financial debt, which went down from EUR 672.7 million to EUR 313.7 million. The gearing ratio (net financial debt as a percentage of equity) was thus reduced from 30.1% to 11.6%.
- As of June 30, 2006 the voestalpine Group had 24,026 employees. This represents an increase of 2.5% relative to the figure from the comparison period of the previous year (23,431).

* Earnings per share before the 1:4 share split that took place on August 1, 2006.

Business performance in detail

In the first quarter of the 2006/07 business year, the economic environment was more favorable for the voestalpine Group than they have been for a long time. Throughout Europe, the past few months were characterized by solid demand in all key customer segments – from the energy sector to the construction industry, the automotive and domestic appliance industries and the railway infrastructure sector. Against this backdrop, as compared with the last three months of the previous business year, the voestalpine Group posted another increase in both revenue and EBIT, as well as the results before and after tax. The first quarter 2006/07 is thus the best individual quarter in the Group's history.

However, consideration of the four divisions in detail does reveal significant differences in terms of business development: The average price level in the **Division Steel** during the first three months of the current business year was still significantly below that of the corresponding period during the previous year – although the quantities delivered were increased and there was a greater level of demand in all product areas. This led to an increase in revenue (+7%), but simultaneously also to a reduction of EBIT (which went from EUR 134.8 million to EUR 115.9 million, i.e. –14%) and of the EBIT margin (going from 15.0% to 12.1%).

Performance in the **Division Railway Systems,** on the other hand, continued to be particularly gratifying during the first quarter of 2006/07. Compared with the previous year, revenue increased by another 11.4% and EBIT even increased by more than half (+51.1%), leading to a marked improvement in profitability as well. The main factors in this regard were the positive economic trends on the railway infrastructure markets. On the other hand, the continued boom in the energy sector (oil and natural gas) also led to further price increases in the seamless tube segment. High-quality wire also showed an overall stable trend in its result figures.

Market conditions also continued generally favorable for the **Division Profilform.** In particular the growing demand in terms of quantities, both for special and standard products, that has occurred since the beginning of the fourth quarter of 2005/06, has enabled the Division to increase revenue (+4.1%), EBIT (+38.9%) and all other key financial figures compared to the previous year.

The business performance of the **Division Automotive** was characterized by a slightly improved business environment by comparison with the previous year. The minor reductions in revenue (–3.3%) are attributable mainly to structural optimization measures (reductions in toolmaking and stamping capacities) and the normal fluctuations in the spare parts sector. Profitability remained constant relative to the comparison quarter, with an EBIT margin of 5.3%.

The crude steel production of the **Division Steel** increased by comparison with the same quarter during the previous year by 2.4%, going from 1.25 million tons to 1.28 million tons. If the production volume from the Donawitz plant of the Division Railway Systems (0.39 million tons) is included, the crude steel production of the voestalpine Group increased by 2.5% relative to the first quarter of the previous business year, from 1.63 million to a total of 1.67 million tons.

In contrast with the first quarter of 2005/06 the Group's financial statements reflect sales and earnings contributions of the following companies due to consolidations that took place during the previous year: In the Division Railway Systems the Indian track switch manufacturer Rahee Track Technologies (Pvt) Ltd., in which VAE GmbH holds a 51% interest, and in the Division Profilform the Russian company ZAO voestalpine Arkada Profil (80% interest), which was added to the consolidated group as of May 1, 2006.

Business performance in the divisions

DIVISION STEEL

	Q1 2006/07 04/01–06/30/2006	Q1 2005/06 04/01–06/30/2005
Revenue	960.5	898.0
EBITDA	159.0	185.3
EBITDA margin (in %)	16.6	20.6
Profit from operations (EBIT)	115.9	134.8
EBIT margin (in %)	12.1	15.0
Employees excl. apprentices	9,869	9,619

In millions of euros

DIVISION RAILWAY SYSTEMS

	Q1 2006/07 04/01–06/30/2006	Q1 2005/06 04/01–06/30/2005
Revenue	521.9	468.7
EBITDA	98.4	73.1
EBITDA margin (in %)	18.8	15.6
Profit from operations (EBIT)	77.5	51.3
EBIT margin (in %)	14.9	11.0
Employees excl. apprentices	6,990	6,764

In millions of euros

DIVISION STEEL

Thanks to a largely gratifying volume demand in all important customer sectors (automotive, construction and domestic appliance industries, energy sector), the Division Steel has been able to post a considerable increase in its revenue for the first quarter of 2006/07.

Although prices had risen slightly by comparison with the immediately preceding quarter (Q4 2005/06), the average price level of all rolling products was clearly below that of the comparable quarter in 2005/06. Furthermore, the price of zinc has more than doubled compared with the previous year. Combined with higher costs for alloys and scrap, this resulted in an additional cost burden of around EUR 15 million in comparison with the first quarter of the previous year. This, together with the lower level of revenues, caused the operating result to fall below the comparison value of the previous year.

Driven by the energy boom the area of high-quality heavy plates experienced a consistently high level of demand. Against this backdrop, the foundry group also developed highly satisfactorily and maintained its position as world market leader in the large turbine casing sector.

The increase in employee numbers by 2.6% (250 employees) was exclusively the result of new appointments in the course of the "Linz 2010" investment program.

DIVISION RAILWAY SYSTEMS

The Division Railway Systems was able to again significantly increase both revenue (+11.4%) and EBIT (+51.1%) by comparison with the first quarter of 2005/06.

On one hand this gratifying development was the result of a noticeable recovery in the demand for rails and turnouts in Western Europe, particularly Germany, and the steadily positive market conditions overseas (North America, South Africa, Australia) and in Asia.

At the same time, the niche segments wire and seamless tubes have also experienced outstanding development in the first quarter of 2006/07. As a result of the continued high level of investment activity in the energy sector, prices of high-quality seamless tube products have once again risen significantly despite the already historic high of the previous year. In the quality wire sector it was possible, due to increased delivery quantities, to maintain the high operating result of the previous year despite a slightly falling price trend.

The increase in employee numbers was the result of the addition of the Indian track switch manufacturer Rahee Track Technologies (Pvt) Ltd. to the consolidated group.

DIVISION AUTOMOTIVE

In the first half of 2006, the European automobile manufacturers posted slight growth rates in their production and sales quantities compared with the previous year, with the result that the business performance of the Division Automotive was characterized by generally slightly more stable market conditions than in the previous year.

Business development with regard to those product ranges which are used in the series production of cars, but are not competing with the internal production resources of automotive manufacturers, progressed satisfactorily. These particularly include laser-welded blanks, specific pressed parts and safety and precision tube parts. Those sectors where temporary peaks in capacity experienced by the automobile manufacturers are covered, exhibited slightly greater volatility in orders received. Overall, the Division Automotive was able to stabilize its position at a gratifyingly solid level even by comparison with the competition. The decrease in employees and revenue are the result of structural optimization measures that were introduced over the course of the year.

DIVISION AUTOMOTIVE

	Q1 2006/07 04/01–06/30/2006	Q1 2005/06 04/01–06/30/2005
Revenue	208.0	215.0
EBITDA	22.4	22.9
EBITDA margin (in %)	10.8	10.7
Profit from operations (EBIT)	10.9	11.4
EBIT margin (in %)	5.3	5.3
Employees excl. apprentices	3,790	4,004

In millions of euros

DIVISION PROFILFORM

The first three months of the 2006/07 business year were typified by persistently good economic conditions for the Division Profilform. The gratifying development of the operating result is attributable in particular to the high demand for customer-specific sections for the construction and commercial vehicle industries (truck and bus manufacture).

Despite the continued high cost of semi-finished goods, the trend in the standard tubes and sections segment also appeared favorable and was driven primarily by a partial build-up of warehouse stocks which were at a low level and an improved level of incoming orders in Germany. Thanks to steady demand in Europe and North America, the warehouse technology sector developed satisfactorily as well.

Last but not least, the newly acquired Russian company, ZAO voestalpine Arkada Profil, made a first positive contribution to the operating result, having been added to the consolidated companies from May 1, 2006. The rise in the number of employees is also the result of this acquisition.

DIVISION PROFILFORM

	Q1 2006/07 04/01–06/30/2006	Q1 2005/06 04/01–06/30/2005
Revenue	210.6	202.3
EBITDA	34.5	26.9
EBITDA margin (in %)	16.4	13.3
Profit from operations (EBIT)	27.9	20.1
EBIT margin (in %)	13.2	9.9
Employees excl. apprentices	3,004	2,699

In millions of euros

ACQUISITIONS

During the first quarter of the 2006/07 business year, the Division Profilform concluded three acquisitions of strategic importance to its ability to secure the voestalpine Group's leading position in the special profiles sector in Europe.
In May 2006, the Group acquired an 80% interest in the Russian company ZAO ARKADA Profil as well as an option to purchase the remaining 20% within 5 years' time. The company, which is headquartered in Smolensk (approximately 300 km west of Moscow) is specialized in the customized production of light steel profiles and has a distributor network throughout the country. In 2005, it posted sales in an amount of just under EUR 30 million.
In addition, in June 2006 the Division Profilform acquired the two French profile manufacturers Profil à froid (Profilafroid) and Société Automatique de Profilage (SAP). Together, Profilafroid and SAP – total sales in 2005 approximately EUR 85 million – are the leading French manufacturers of light steel profiles, primarily for the construction and automotive industries.
As a result, the Division Profilform now has a total of 14 production plants and is thus represented in all areas of Europe that are of significant importance for the Division's segment.

Subject to the approval of the antitrust authorities, a further acquisition was completed at the beginning of the second quarter of 2006/07 in the Division Railway Systems. In order to continue to expand the Group's successful activities in the high-quality wire segment, voestalpine Austria Draht GmbH acquires all of the shares of Drahtwerk und Stahlhandel Finsterwalde GmbH located in the German federal state of Brandenburg, effective upon official approval by the antitrust authorities. The company numbers among the leading quality manufacturers in the area of cold extrusion wire and posted annual sales of around EUR 90 million in the past year.
During all these transactions, it was agreed with the sellers to maintain strict confidentiality with regard to the purchase price. The results of the new Group companies are all clearly positive.

INVESTMENTS

At EUR 113.0 million, the voestalpine Group's investments in the first quarter of 2006/07 were slightly below the previous year's high (EUR 130.9 million). Of the EUR 113.0 million, tangible assets accounted for EUR 102.2 million and intangible assets and shares accounted for EUR 10.8 million.

The focus of investments in the Division Steel was on the continued implementation of the "Linz 2010 – second stage" program, with investments focusing on cold rolling mill 3, hot-dip galvanizing plant 4, and capacity increases in the hot strip mill. Parallel to this, a new secondary dedusting plant went online, which detects all emissions in the steel plant.
In March 2006 work began on the construction of a steel service center in Poland which

is scheduled to go online in January 2007. In addition to this, the environmental compatibility procedure for the a further increase in the iron and steel manufacturing capacities at the Linz site was officially introduced in the first half of 2006.

In the Division Railway Systems the new rail rolling plant in Donawitz was officially opened on June 29, 2006. The run-up phase of the world's most technologically sophisticated rail rolling line is running right on schedule. In the meantime, the next investment step has already been taken in the ordering of a double basin quenching prototype unit. In future it will be possible by using this technology to harden rails fully synchronously to the rolling cycle, thus avoiding capacity losses during the production of head hardened rails.
In addition to this, a direct-feed coal dust mill is currently under construction in Donawitz for the two blast furnaces. Construction work will be completed by the end of the 2006 calendar year, and it is envisaged that starting of full-load operation will take place in March 2007. This investment enables the plant to reduce the amount of coke used in the production of raw steel by up to one third, thus significantly improving the cost structure.
Also under construction in Donawitz is a new dedusting plant for the casting foundry, which will start up operations in December 2006.

A series of smaller modernization and expansion investments were made in the Divisions Automotive and Profilform, which allow for increased strategic alignment towards technologically demanding and sustainably profitable niche segments.

RESEARCH AND DEVELOPMENT

Thanks to intensive research and development in the field of surface treatment of strip steel, the Division Steel of voestalpine AG has established itself as a technological leader and is thus able to set standards. At the beginning of 2006, voestalpine became the first European company whose entire product range is free from environmentally and physically critical compounds containing chromium. This followed the completion of the changeover of all hot-dip galvanizing plants to a chromium (VI) free technology for the passivation of surfaces, which is carried out as the final processing step prior to delivery as protection for transport and storage.

A current focus in the process-related research and development work carried out by the Division Steel is on the further improvement of the continuous casting process, especially with regard to the further optimization of slab quality by homogenizing the chemical composition.
This is, inter alia, the basis for the further development of tube steels containing acidic gas enabling the manufacture of tubes for use under the most extreme conditions, particularly in the oil and gas industries.

Research and development activities in the raw iron and steel production sector are

increasingly focusing on a "zero waste" philosophy, aimed at protecting the environment to the greatest possible extent and using raw materials with more efficiency.

With the switch and rail as the central elements, track system solutions aligned towards life-cycle costs are becoming increasingly important for the research and development activities in the railway-systems sector. As a result, intensive cooperation projects with leading customers and global research partners (both within and outside of Europe) are carried out, in order to optimize the system of wheels and tracks and to develop, on the basis of the R&D findings, new and innovative solutions in this area. Furthermore, the development of new drive and monitoring systems for the purpose of increasing line availability and insuring safe railway travel was also emphasized.

Furthermore, the Group utilizes the advantages gained from linking material and processing know-how through a series of cross-divisional research projects. Currently undergoing customer sampling is the "Ultraform" product (press-hardening steels), which is being implemented jointly as a Group project by the Divisions Steel, Automotive and Profilform.
Alongside this, the development of seamless tubes for automotive safety components is currently being conducted as a preliminary Group project between the Divisions Railway Systems and Automotive.

The manufacture of high-grade sections for applications in the automotive sector under the project name "ProAuto" is yet another current, cross-divisional R&D topic.

OUTLOOK

Against the backdrop of positive economic growth in Europe, which appears to be assured until the end of 2006 at any rate, it can be said that the voestalpine Group's position also looks very favorable.

The Division Steel will profit in the second half of the calendar year from the price increases which became effective as of July 1, 2006 in the quarterly and half-yearly accounts. At any rate, this should put the Division in a position to compensate for the around EUR 60 million in additional costs anticipated this year by comparison with the previous year from price increases in scrap and alloying metals (including zinc).
In the Division Railway Systems, due to seasonal fluctuations in the order books, it is not possible in to use the excellent operating result achieved for the first quarter as a yardstick for assessing the business year as a whole. Nevertheless, it is still possible to anticipate steady positive development for the further course of the year.
In the Divisions Profilform and Automotive it should be possible to maintain the level of operating profit achieved in the first three months – naturally also with certain seasonal fluctuations – up to the end of 2006 at any rate.

Although it is still difficult at present to estimate the development in the last quarter of the 2006/07 business year (first quarter 2007), it appears that the ability in the 2006/07 business year to achieve the operating result of the previous year of EUR 732 million is also very likely assured from the present point of view.

voestalpine share

PRICE PERFORMANCE

The price performance of the voestalpine share at the beginning of the first quarter of the 2006/07 business year was characterized by the generally positive trends on the capital markets. The voestalpine share thus reached its all-time high on May 8, 2006, with a closing price of EUR 136.3. Compared with the issuing price at the time of the IPO in October 1995 (EUR 20.71), the value of the voestalpine share has thus increased by more than six-fold. This development also reflects the solid fundamental position of the company, which has been continually developed over the past 10 years.

During the second half of the first quarter of 2006/07, the price of the voestalpine share was not spared from the general trend towards consolidation on the European markets and became subject to a slight price pressure, as did all of the other listings on the ATX. However, towards the end of the quarter, the share price was able to make up for some lost ground, and the share closed at a price of EUR 118.8 on June 30.

In the last few weeks, the situation on the capital markets has been characterized by significant instability in terms of the general economic development, combined with anxiety over inflation and interest rates. Despite the increasing volatility of the economic environment, the price of the voestalpine share basically remained at the level in place at the end of the quarter..

The continuous increase in the share price over the course of the past years was the reason that it was decided to perform a share split as of August 1, 2006 at a 1:4 ratio, with the result of making the share "lighter" – a measure that mostly benefited the minority shareholders. As a result, the number of (bearer) shares was increased from 39,600,000 to 158,400,000 as per that date. On July 31, 2006, the voestalpine share closed at a share price of EUR 115.66 and opened on August 1 at EUR 28.95.

voestalpine AG VS. INTERNATIONAL INDICES


140
130
120
110
100
90
80
70
April 2006
August 8, 2006
— voestalpine
— ATX
— STOXX Index (Europe)
— DJ Ind. Index
% change relative to March 31, 2006

SHAREHOLDER STRUCTURE



46,0% Austria
24,0% North America
6,0% Great Britain
7,0% Germany
2,0% Netherlands
2,0% Switzerland
2,7% ROW
10,3% Employee participation

Ownership structure (indicative)

LARGEST INDIVIDUAL SHAREHOLDERS

OÖ Invest GmbH & Co OEG: > 15%
Employee participation: 10.3%
Oberbank AG: 7.7%
Goldman Sachs Group Inc.: > 5%

SHARE INFORMATION

Regular analyses regarding the development of the price of the voestalpine AG share are prepared by the following institutions:
Bayerische Landesbank, Munich. BHF-BANK, Frankfurt. CA IB, Vienna. Cantor Fitzgerald, London. Credit Suisse, London. Deutsche Bank, Vienna/Frankfurt. Erste Bank, Vienna. Exane BNP Paribas, Paris. Goldman Sachs, London. HSBC, London. JP Morgan, London. Morgan Stanley, London. Nord LB, Frankfurt. Raiffeisen Centrobank, Vienna. Steubing AG, Frankfurt.

Share capital:	EUR 287,784,423.30 divided into 39,600,000 non-par value shares
	Shares in proprietary possession as of June 30, 2006: 57,159 shares
Security ID code:	93750 (Vienna Stock Exchange)
ISIN:	AT0000937503
Reuters:	VOES.VI
Bloomberg:	VOE AV

INVESTOR RELATIONS
Peter Fleischer
T. +43 (0)732/65 85-9949
F. +43 (0)732/69 80-5581
InvestorRelations@voestalpine.com
www.voestalpine.com

CLASS OF SHARES

Highest market price April 2006 through June 2006	136.30
Lowest market price April 2006 through June 2006	96.14
Share price as of June 30, 2006	118.80
Market capitalization as of June 30, 2006*	4,697,689,511

* Basis: Total number of shares less the shares in proprietary possession
Common bearer shares
Prices in euros

2005/06 BUSINESS YEAR

Earinging/share	EUR 13.13
Dividend/share	EUR 2.00 + EUR 1.10 Bonus
Book value/share	EUR 62.90

PROJECTED SCHEDULE 2006/07

- NOVEMBER 13, 2006:
  Letter to Shareholders on performance during first half of 2006/07
- FEBRUARY 16, 2007:
  Letter to Shareholders on performance during third quarter of 2006/07
- JUNE 6, 2007:
  Publication of results for the 2006/07 business year
- JULY 4, 2007:
  Annual General Meeting
- JULY 9, 2007:
  Ex-dividend date
- JULY 16, 2007:
  Dividend payment date

voestalpine AG

Financial data 06/30/2006

According to IFRS

Consolidated balance sheet

Assets	06/30/2006	03/31/2006
A. Non-current assets		
Property, plant and equipment	2,334.2	2,319.0
Goodwill	247.2	247.2
Other intangible assets	59.4	58.1
Investments in associates	61.7	63.8
Other financial assets	101.7	100.4
Deferred tax assets	101.1	104.3
	2,905.3	**2,892.8**
B. Current assets		
Inventories	1,233.5	1,275.7
Trade and other receivables	1,298.8	1,143.7
Other financial assets	351.6	333.2
Cash and cash equivalents	480.0	513.2
	3,363.9	**3,265.8**
Total assets	**6,269.2**	**6,158.6**

In millions of euros

Equity and liabilities	06/30/2006	03/31/2006
A. Equity		
Share capital	287.8	287.8
Capital reserves	470.8	470.8
Retained earnings and other reserves	1,874.5	1,727.5
Equity attributable to equity holders of the parent	**2,633.1**	**2,486.2**
Minority interest	61.3	61.1
	2,696.4	**2,547.3**
B. Non-current liabilities		
Pensions and other employee obligations	552.7	551.6
Provisions	25.1	24.7
Deferred tax liabilities	67.3	67.2
Financial liabilities	818.2	832.3
	1,463.3	**1,475.8**
C. Current liabilities		
Provisions	422.7	428.2
Financial liabilities	514.0	512.9
Trade and other payables	1,172.8	1,194.5
	2,109.5	**2,135.6**
Total equity and liabilities	**6,269.2**	**6,158.6**

In millions of euros

Consolidated income statement

	04/01-06/30/2006	04/01-06/30/2005
Revenue	1,779.5	1,668.5
Cost of sales	-1,371.7	-1,285.3
Gross profit	**407.8**	**383.2**
Other operating income	32.5	44.4
Distribution costs	-116.5	-106.7
Administrative expenses	-71.4	-71.5
Other operating expenses	-33.8	-44.5
Profit from operations (EBIT)	**218.6**	**204.9**
Share of profit of associates	3.8	3.6
Finance income	13.2	15.5
Finance costs	-30.0	-25.7
Profit before tax (EBT)	**205.6**	**198.4**
Income tax expense	-52.5	-50.2
Profit for the period	**153.1**	**148.2**
Attributable to		
Equity holders of the parent	151.0	146.1
Minority interest	2.1	2.1
Basic earnings per share (Euro)	3.82	3.70
after share split	0.95	0.92
Diluted earnings per share (Euro)	3.56	3.70
after share split	0.89	0.92

In millions of euros

Consolidated cash-flow statement

	04/01–06/30/2006	04/01–06/30/2005
Operating activities		
Profit for the period	153.1	148.2
Adjustments	91.6	85.5
Changes in working capital	–51.3	–72.0
Cash flows from operating activities	**193.4**	**161.6**
Cash flows from investing activities	**–208.3**	**–168.2**
Cash flows from financing activities	**–19.9**	**61.9**
Net decrease/increase in cash and cash equivalents	**–34.9**	**55.4**
Cash and cash equivalents, beginning of period	513.2	177.5
Net exchange differences	1.7	–4.4
Cash and cash equivalents, end of period	**480.0**	**228.5**

In millions of euros

Changes in equity

	04/01–06/30/2006	04/01–06/30/2005
Equity at April 1	2,547.3	2,166.3
Profit for the period	153.1	148.2
Dividends	–2.9	–85.3
Own share acquired/disposed	0.0	–0.7
Currency translation	–7.2	4.3
Hedge Accounting	5.0	–3.2
Other changes	1.1	1.5
Equity at June 30*	**2,696.4**	**2,231.1**

* Incl. minority interest

In millions of euros

IMPRINT

Owner and media proprietor:
voestalpine AG
voestalpine-Strasse 1
A-4020 Linz

Senior editor and editorial staff:
voestalpine AG
Public Relations
T. +43/732/65 85-2090
F. +43/732/69 80-8981
info@voestalpine.com
www.voestalpine.com

Picture credits (cover):
Stewart Cohen/
The Image Bank/Getty Images

voestalpine AG
voestalpine-Strasse 1
A-4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-9311
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

Letter to Shareholders

3rd Quarter 2005/06

voestalpine GROUP – KEY FIGURES

according to IFRS; in millions of euros

	Q1–Q3 2005/06 4/1–12/31/2005	Q1–Q3 2004/05 4/1–12/31/2004	Change in %
Revenue	4,858.3	4,172.4	16.4
EBITD	812.1	576.5	40.9
EBITD margin (in %)	16.7	13.8	
EBIT	547.0	349.2	56.6
EBIT margin (in %)	11.3	8.4	
Profit before tax	507.0	312.2	62.4
Profit for the period form continuing operations	371.7	214.9	73.0
Profit for the period	371.7	210.3	76.8
Earnings per share from continuing operations (Euro)	9.28	5.32	74.4
Investments	389.1	369.2	5.4
Depreciation and amortisation	265.1	227.3	16.6
Equity	2,448.2	2,053.5	19.2
Net financial debt	506.2	793.1	-36.2
Net financial debt in % of equity	20.7	38.6	-46.5
Employees excl. apprentices	23,443	22,753	3.0
Capital Employed	3,367.6	3,598.5	-6.4

www.voestalpine.com

voestalpine
ONE STEP AHEAD.

LETTER FROM THE MANAGEMENT BOARD

Ladies and Gentlemen,

In our Letter to Shareholders at the end of the first half of the year, we stated our goal of closing out the 2005/06 business year with group sales revenues of over Euro 6 billion and an operating result of more than Euro 600 million. Based on the figures now at hand for the first nine months of the business year, it is becoming apparent that we will not only meet these expectations, but rather surpass them—significantly.

This is particularly gratifying because this means that during the current business year, we are once again increasing the performance figures of the group, after just experiencing the most successful business year in our history in 2004/05.

In recent years, the voestalpine Group has proceeded consistently towards extending the value-added chain—and we will continue to do so in coming years just as consistently. This means that, building on our expertise in steel—we will further expand our position as the European and global top player in clearly defined product niches. The success of this strategy—which has now also been confirmed by accordingly positive results, particularly in the Divisions Railway Systems and Profilform, but increasingly also in the Division Automotive—precludes any return to being a pure steel business. Also for this reason, we do not see our Group as a player in the ongoing consolidation process in the steel industry, a process that is driven very much by the tonnage mentality of the commodity producers. Rather, the world of the voestalpine Group is focused on niche products of the highest value, on staking our claim to a leadership position in terms of know-how, quality and technology, on providing our shareholders with sustained, value-enhancing growth, and on providing our customers with products of the highest quality and our personnel with an attractive place to work. The prerequisite to all of this is for us to safeguard the independence of the Group over the long term, which is something we consistently strive to do—most recently by again increasing the equity share of our employees, from 10.3% to 12.5%.

Linz, February 17, 2006

Wolfgang Eder

Franz Hirschmanner

Josef Mülner

Robert Ottel

Wolfgang Spreitzer

OVERVIEW OF KEY FIGURES

In the first three quarters of the 2005/06 business year, the voestalpine Group again not only significantly increased both sales and result as compared to the record figures of the 2004/05 business year but again improved all key financial figures.

The details of this development are as follows:

- The **sales revenue** went up by 16.4% from EUR 4,172.4 million to **EUR 4,858.3 million**.
- **EBITD** (profit from operations before depreciation) rose by 40.9% from EUR 576.5 million to **EUR 812.1 million**, while the **EBITD margin** rose from 13.8% to **16.7%**.
- During the first three quarters of 2005/06, **EBIT** (profit from operations) was at **EUR 547.0 million** thus rising by 56.6% as compared to the previous year (EUR 349.2 million). The **EBIT margin** therefore improved from 8.4% to **11.3%**.
- The **EBT** (profit before tax) came to **EUR 507.0 million**, thus going up by 62.4% compared to the figure in the last business year (EUR 312.2 million).
- The **profit for the period** rose by 76.8% from EUR 210.3 million to **EUR 371.7 million**.
- For the first three quarters of 2005/06, the **earnings per share** came to **EUR 9.28** compared to EUR 5.32 during the same period of the last business year (+74.4%).
- The **equity** of the voestalpine Group went up by 19.2% from **EUR 2,053.5 million** to EUR 2,448.2 million, while, at the same time, the **net financial debt** went down by 36.2% from EUR 793.1 million to **EUR 506.2 million**. Thus, the **gearing ratio** (net financial debt in percent of equity capital) dropped from 38.6% as of December 31, 2004 to **20.7%**.
- All **major Group companies** posted **clearly positive results** in the first three quarters of 2005/06.
- As of 31 December 2005 the voestalpine Group had **23,443 employees**. Compared to the end of 2004, this means that the number of employees rose by 3.0%.

BUSINESS PERFORMANCE IN DETAIL

All four divisions of the voestalpine Group increased their **sales revenue** compared to the first three quarters of the previous business year. The Divisions Railway Systems (+19.5%), Steel (+18.3%), and Profilform (+15.1%) each achieved very noticeable growth, but also the Division Automotive showed an upswing in sales revenue of 9.1% that was significantly above last year's level.

Compared to the third quarter of 2004/05, relevant contributions to sales revenues and earnings due to first-time consolidation of the following companies were included in the Group accounts: In the Division Railway Systems, the Indian companies VAE VLN Industries Private Ltd. and Digvijay Steels Private Ltd, as well as SST Signal & System Technik GmbH and CONTEC GmbH Transportation (both in Germany); in the Division Automotive, the companies Polynorm van Niftrik B.V (Netherlands), HTI Maschinen- und Apparatebau GmbH, and the voestalpine Vollmer Group (both in Germany); and in the Division Profilform, the Nedcon Group (Netherlands).

With a **profit from operations** of EUR 547 million, the voestalpine Group has—already by the end of the third quarter—almost reached the EBIT figure of EUR 552.5 million posted for the entire 2004/05 business year. In this context, is should be highlighted that the Division Railway Systems improved its operating result by 104.7%, thus more than doubling last year's figure; the EBIT margin rose from 7.2% to 12.3%. After the first three quarters, the Division Steel showed an operating profit that was increased by 67.7% compared to the same period of the previous year, thus improving its profitability in the equal period significantly from 8.9% to 12.6%. The operating result of the Division Profilform rose slightly above the very high level it had shown last year with a minor increase of 0.2%; the concurrent marked rise in sales revenue, however, resulted in a dip in the EBIT margin from 11.6% to 10.1%. Because of the continuing difficult economic situation of the automotive industry, the EBIT margin of the Division Automotive in the first three quartes decreased from 4.7% to 4.1%.

The raw materials and energy costs that remained very high adversely affected the operating result of the Group overall during the third quarter, as had been the case in the previous two quarters.

The operating results of the four divisions of the Group mirror the varying **business performance.** The **Division Steel** operated in a market environment that continues to be favorable; delivery of larger quantities and the fact that prices were higher overall than last year, enabled the division to substantially increase both its sales and earnings. However, the development of quarterly and semi-annual contracts has been characterized by some pressure on the prices.

As far as business with the automotive industry was concerned, it was characterized by continuing high demand primarily in the premium segment that is relevant for the voestalpine Group. Ongoing demand for sophisticated steel grades and heavy plates in the energy sector (offshore and pipeline projects) remained stable at a high level. The development in the building and home appliances segments was satisfactory, although showing a slightly decreasing price tendency.

Division Steel

In millions of euros	Q1-Q3 2005/06 4/1–12/31/2005	Q1-Q3 2004/05 4/1–12/31/2004
Sales	2,603.7	2,200.2
EBITD	474.3	318.9
EBITD margin (in %)	18.2	14.5
EBIT	329.0	196.2
EBIT margin (in %)	12.6	8.9
Employees excl. apprentices	9,738	9,473

The significant improvement of the **Division Railway Systems** was due partly to the segment tracks/switches, which was a result of the revival of demand in Europe and the ongoing good development on the overseas markets, in which the Group has consistently expanded its presence during the past few years. Furthermore, the performance of the segments high-quality wire (with the automotive industry as the core market) and seamless tubes (with the oil and gas industries as core markets) was outstanding throughout the entire period. Despite a somewhat weaker demand resulting from adverse economic conditions, it was possible to maintain the prices for wire at a high level as a result of the consistent strategy with regard to quality, while earnings and quantities for seamless tubes reached a historic high in the course of the current business year.

Division Railway Systems

In millions of euros	Q1-Q3 2005/06 4/1–12/31/2005	Q1-Q3 2004/05 4/1–12/31/2004
Sales	1,403.7	1,175.2
EBITD	232.5	136.6
EBITD margin (in %)	16.6	11.6
EBIT	172.7	84.4
EBIT margin (in %)	12.3	7.2
Employees excl. apprentices	6,757	6,577

The development of the **Division Automotive** is characterized by two very different trends: Those segments that are not competing directly with the in-house activities of automobile manufacturers (OEMs) are recording a very satisfactory development. This applies particularly to the areas of laser-welded blanks and security components/precision tube products. The situation is different, however, in those segments which are especially impacted by the employment policy-motivated insourcing trends among the OEMs, i.e. the areas of stamping activities and tool manufacturing. To avoid a long-term under-utilization, the capacities and structures are currently being adjusted to the changed market situation. The required financial measures have been taken into account in the present figures.

Against the backdrop of the OEMs' increased level of insourcing activities, the strategic focus, which has been emphasized since 2004, on know-how-intensive sectors with a high potential for future development (for example, structural elements and components from new materials) and profitable niche segments, which are not covered by the OEMs themselves, is becoming increasingly important. The feasibility of this strategy is proven by the excellent development posted by the companies acquired in the previous year, to which these conditions exactly apply.

Division Automotive

In millions of euros	Q1-Q3 2005/06 4/1-12/31/2005	Q1-Q3 2004/05* 4/1-12/31/2004
Sales	620.2	568.4
EBITD	60.0	57.7
EBITD margin (in %)	9.7	10.1
EBIT	25.4	26.9
EBIT margin (in %)	4.1	4.7
Employees excl. apprentices	3,920	3,654

* Income statement and employees retrospectively adjusted by discontinued operations.

In the **Division Profilform**, the performance during first three quarters was particularly gratifying for the subsidiaries in Great Britain and the United States, which produce primarily special products and supply the British building industry and the North American aviation industry. The storage technology segment, with its locations in Austria, the Netherlands, the Czech Republic, and Russia, performed well as a result of stable demand in Europe and North America. Performance in the commercial vehicle sector also continued to be positive. The trend in the segment of standard tubes and sections was weaker because it came under pressure as a result of increased imports to Europe and continuing high prices for prematerial.

Overall however, the Division Profilform continued to perform well in the second half of the 2005/06 business year.

Division Profilform

In millions of euros	Q1-Q3 2005/06 4/1–12/31/2005	Q1-Q3 2004/05 4/1–12/31/2004
Sales	593.5	515.7
EBITD	82.3	78.4
EBITD margin (in %)	13.9	15.2
EBIT	60.2	60.1
EBIT margin (in %)	10.1	11.6
Employees excl. apprentices	2,669	2,710

The **crude steel production** of the voestalpine Group during the first three quarters of 2005/06 was 4.73 million tons; compared to the previous year (4.37 million tons), this means an improvement by 8.3%. The Division Steel accounted for 3.65 (last year: 3.21) million tons of the total production volume, while the Division Railway Systems accounted for 1.08 (last year: 1.03) million tons.

ACQUISITIONS

There were no acquisitions during the third quarter of 2005/06. The acquisitions made in the course of this business year were already described in detail in the Shareholder's Letters for the first quarter and the first half of 2005/06.

These were, in the switches segment of the Division Railway Systems, the acquisition of a majority stake in the two German companies CONTEC GmbH (51%) and SST Signal & System Technik GmbH (80%), as well as the Indian joint venture Rahee Track Technologies Pvt. Ltd. (51%). At the beginning of the business year, the Division Automotive took over the Vollmer Group and HTI GmbH (both in Germany).

INVESTMENTS

During the first three quarters of the 2005/06 business year, the investments of the **voestalpine Group** came to EUR 389.1 million. Compared to the previous year (EUR 369.2 million), this corresponds to an increase of 5.4%.

The renewed escalation of investment activities, which had already been quite extensive during the past two years, is largely a result of the new rail rolling plant in Donawitz, a major investment by the **Division Railway Systems**. This is currently the most modern rail rolling plant worldwide. With this EUR 66 million investment, the voestalpine Group is continuing to consolidate its leading position as a supplier of the highest quality special rails. The plant launched production in late January 2006, ahead of the originally scheduled date.

In the **Division Steel**, the implementation of the second stage of the major investment program "Linz 2010" is completely on schedule. The implementation will, for the most part, be completed by the summer of 2007; the construction of the core units, the vacuum plant 3, cold rolling mill 3, hot-dip galvanizing plant 4, and push-pickler, is going according to plan, both with regard to schedule and costs. The second stage of the "Linz 2010" program has a total investment volume of EUR 1 billion.

Additionally, the expansion of the Steel Service Center (SSC) in Linz has been completed, and the construction of a new SSC in Poland has begun. In January 2005, the newly constructed center for training and continuing education "Forum. Future," which represents an investment of roughly EUR 12 million, was opened; its core is the largest and most modern apprentice workshop in Austria. This new center is a step toward accommodating the increased demand for qualified employees in the technical sectors in connection with the expansion of the location within the scope of the "Linz 2010" investment program. A number of minor modernization and expansion investments were made at various locations in the **Division Automotive**, with the intention of accommodating the increased strategic focus on the profitable niche segments that require sophisticated technology.

In June 2005, the **Division Profilform** started operation of the new production hall for special sections in Vyskov, Czech Republic, as well as a production facility for industrial storage systems in Vyshniy Volochek, Russia, which was erected together with a local partner.

RESEARCH AND DEVELOPMENT

In order to be able to satisfy the customer requirements in the R&D sector that are becoming more and more specific, the **voestalpine Group** is continuing to accelerate the implementation of application-oriented test facilities. Here, materials and components are examined in true-to-the-original simulators under real-life conditions, in order to gain new insights regarding the optimization of process and production technologies, for example, wheel-rail simulators, stone chip simulators, as well as testing facilities that simulate the individual steps of processing a certain material (for instance, forming and coating techniques).

Furthermore, the next generation of the "corrosion protection primer", a special coating for plates, is being developed in the **Division Steel**. At this time, more than 500,000 tons of such highly processed and refined products are being supplied—mainly to the automotive industry.
Besides, continued development of production technology in the steel and the rolling plants during the past few months have enabled us to produce sour gas-resistant pipe steels in the hot wide strip mill, something that was previously possible only in heavy plate mills. The advantage of this innovation is in the more cost-effective production and in the improved product characteristics of sour gas-resistant steel of the greatest purity, particularly for use in the oil and natural gas industries.

In the **Division Railway Systems**, development of the components has been completed and the market launch of the "installation-ready switches (turnout systems)" is under way. These switches are completely premounted and are distinguished by a number of advantages, such as, shorter idle periods and improved installation modalities. This development is yet another demonstration of the worldwide technology leadership of the Division Railway Systems in the switches and turnout systems sector.

The R&D focus of the **Division Automotive** are cross-divisional activities, with a special focus on new materials and materials combinations. An important, joint project with the Division Steel is the "Ultraform" project in the sector of press-hardened steel grades, where the divisions are working on the production and forming of high strength hot-forming steel grades for the automotive sector.

The **Division Profilform** is also making an important contribution to the project "ProAuto" that is working on the processing of new, highly tensile steel grades for the sections segment of the automotive sector.

OUTLOOK

For the 2005/2006 business year, the voestalpine Group will, for the first time, show sales of significantly over EUR 6 billion. The operating result (EBIT) should total nearly EUR 700 million. These figures already take account of the higher costs incurring in the fourth quarter for logistics and energy due to the harsh winter, the higher levels of personnel expenses relative to the first nine months of the year, and the very significant increase in the price of zinc seen over the last several months.

This recent, significant improvement of sales and operating results, by contrast with the previous business year, is being driven by excellent trends in the Divisions Railway Systems and Steel, by a stable positive business performance in the Division Profilform and further improvements in performance of the Division Automotive relative to previous year.

voestalpine SHARE

PRICE PERFORMANCE

The voestalpine share already showed a very positive development during the first half of the 2005/06 business year with an increase in the share price of almost 20%, but by the end of the third quarter it again climbed significantly, closing as of 29 December 2005 (the last trading day on the Vienna Stock Exchange during the period under review) with a price of EUR 85.15, which, compared to the price at the beginning of the business year (EUR 61.30), corresponds to an increase of 39%.
Compared to the initial offering price at the time of the IPO in October 1995 (EUR 20.71), the price of the voestalpine share has more than quadrupled in the ten years it has been listed on the stock exchange. During the first two quarters, the price performance was influenced by the ahead-of-schedule conversion of the ÖIAG (Austrian State Holding Corporation) exchangeable bond issue, which had been issued in September 2003, to free float shares, while the development during the third quarter of the business year was characterized by both the excellent base figures of the Group and by the strong performance of steel stocks in general.
Comparing it to the most important stock exchange indexes, the overall development of the price of the voestalpine share during the first nine months of the 2005/06 business year was considerably higher than the growth rates of both the U.S. Dow Jones Stoxx Index and the European Stoxx Index. Furthermore, in the third quarter, the voestalpine share even surpassed the ATX, the leading Austrian index, that has climbed to a new historical high.
This gratifying development has continued in the fourth quarter of 2005/06, with the share reaching a new all-time high at a closing price of EUR 98.00 on 1 February 2006.

voestalpine AG
VS. INTERNATIONAL INDICES

April 1, 2005 – February 7, 2006
Change compared to March, 2005 in %

— voestalpine AG
— Austrian Traded Index (ATX)
— DOW JONES STOXX
— STOXX Index (Europe)


%
160
140
120
100
80

SHAREHOLDER STRUCTURE

The ownership structure of voestalpine AG is currently as follows:

Ownership structure (indicative)

Q3 2005/06

50.0% Austria
10.3% Employee shareholding scheme
1.7% Rest of world
2.0% Switzerland
5.0% Rest of Europe
7.0% Germany
7.0% Great Britain
17.0% North America



Largest individual shareholders:	
OÖ Invest GmbH & Co OEG	> 15%
Employee participation	10.3%
Oberbank AG	7.7%
Goldman Sachs Group Inc.	> 5%

SHARE INFORMATION

Share capital	EUR 287,784,423.30 divided into 39,600,000 non-par value shares
	Shares in proprietary possession as of 31 December 2005: 58,874
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

CLASS OF SHARES

Common bearer shares, details in euros

Highest market price April 2005 through December 2005	85.15
Lowest market price April 2005 through December 2005	49.20
Share price as of December 31, 2005	85.15
Market capitalization as of December 31, 2005*	3,366,926,879

* Basis: total number of shares minus repurchased shares.

BUSINESS YEAR 2004/05

Details in euros

Earnings per share	9.44
Dividend per share	1.50 + 0.60 Bonus
Book value per share	54.79

PROJECTED SCHEDULE FOR 2006

June 8, 2006	Publication of the operating result of the 2005/06 business year
July 5, 2006	Annual General Shareholders' Meeting
July 10, 2006	Ex dividend date
July 17, 2006	Dividend payment date
August 11, 2006	Publication of the operating result of the first quarter of 2006/07
November 13, 2006	Publication of the operating result of the first half of 2006/07

Regular analyses regarding the development of the price of the voestalpine AG share are prepared by the following institutions:
CAIB, Vienna. BHF-BANK, Frankfurt. Credit Suisse, London. Deutsche Bank, Vienna. Erste Bank, Vienna. Exane BNP Paribas, Paris. Goldman Sachs, London. HSBC, London. JP Morgan, London. Merrill Lynch, London. Morgan Stanley, London. Raiffeisen Centrobank, Vienna. Steubing AG, Frankfurt. UBS, London. Cantor Fitzgerald, London. Norddeutsche Landesbank, Hanover.

INVESTOR RELATIONS

Wolfgang Lemberger
T. +43/732/65 85-9949
F. +43/732/69 80-5581
InvestorRelations@voestalpine.com
www.voestalpine.com

voestalpine AG
FINANCIAL DATA 12/31/2005
ACCORDING TO IFRS

CONSOLIDATED BALANCE SHEET

ASSETS

In millions of euros

	12/31/2005	3/31/2005
A. NON-CURRENT ASSETS		
Property, plant and equipment	2,242.5	2,166.6
Goodwill	246.7	217.4
Other intangible assets	63.5	48.9
Investments in associates	57.5	57.8
Other financial assets	102.1	113.7
Deferred tax assets	73.8	70.0
	2,786.2	**2,674.3**
B. CURRENT ASSETS		
Inventories	1,292.1	1,224.8
Trade and other receivables	1,076.2	1,110.4
Other financial assets	303.4	182.2
Cash and cash equivalents	431.7	177.5
	3,103.3	**2,694.9**
TOTAL ASSETS	**5,889.6**	**5,369.2**

IFRS-Comment:
- First-time application of "IAS 19 – corridor recognition directly in equity" in business year 2005/06; adjustment of previous year according to IAS 8.
- Income statement 3rd quarter 2004/05 retrospectively adjusted by discontinued operations

EQUITY AND LIABILITIES

In millions of euros

	12/31/2005	3/31/2005
A. EQUITY		
Share capital	287.8	287.8
Capital reserves	470.8	451.8
Retained earnings and other reserves	1,630.5	1,337.4
Equity attributable to equity holders of the parent	2,389.2	2,076.9
Minority interest	59.0	47.8
	2,448.2	**2,124.7**
B. NON-CURRENT LIABILITIES		
Pensions and other employee obligations	469.5	466.8
Provisions	30.1	24.8
Deferred tax liabilities	68.9	69.9
Financial liabilities	852.7	697.4
Trade and other payables	4.3	3.0
	1,425.6	**1,261.8**
C. CURRENT LIABILITIES		
Provisions	402.4	360.8
Financial liabilities	710.0	619.6
Trade and other payables	903.4	1,002.3
	2,015.8	**1,982.7**
TOTAL EQUITY AND LIABILITIES	**5,889.6**	**5,369.2**

CONSOLIDATED INCOME STATEMENT

In millions of euros

	4/1–12/31/2005	4/1–12/31/2004	10/1–12/31/2005	10/1–12/31/2004
Revenue	4,858.3	4,172.4	1,595.8	1,448.4
Cost of sales	–3,751.8	–3,305.9	–1,228.8	–1,127.2
Gross profit	**1,106.5**	**866.5**	**367.0**	**321.2**
Other operating income	120.0	118.2	42.4	59.7
Distribution costs	–330.0	–304.1	–112.9	–105.1
Administrative expenses	–219.9	–217.6	–76.8	–80.5
Other operating expenses	–129.5	–113.8	–44.2	–39.5
Profit from operations (EBIT)	**547.0**	**349.2**	**175.5**	**155.8**
Share of profit of associates	9.0	8.6	1.9	–0.7
Finance income	35.7	31.3	14.0	14.8
Finance costs	–84.7	–76.9	–32.3	–30.6
Profit before tax (EBT)	**507.0**	**312.2**	**159.1**	**139.3**
Income tax expense	–135.2	–97.3	–47.8	–35.5
Profit for the period from continuing operations	**371.7**	**214.9**	**111.3**	**103.8**
Discontinued operations	0.0	–4.6	0.0	0.7
Profit for the period	**371.7**	**210.3**	**111.3**	**104.5**
Attributable to:				
Equity holders of the parent	366.7	205.6	110.1	103.7
Minority interest	5.1	4.7	1.2	0.8
Basic earnings per share from continuing operations (Euro)	9.28	5.32	–	–
Diluted earnings per share from continuing operations (Euro)	8.91	5.32	–	–

CONSOLIDATED CASH FLOW STATEMENT

In millions of euros

	4/1–12/31/2005	4/1–12/31/2004
OPERATING ACTIVITIES		
Profit for the period	371.7	210.3
Adjustments	257.1	255.7
Changes in working capital	–12.7	–130.7
Cash flows from operating activities	**616.2**	**335.3**
Cash flows from investing activities	**–484.9**	**–366.1**
Cash flows from financing activities	**128.0**	**–29.9**
Net decrease/increase in cash and cash equivalents	**259.4**	**–60.7**
Cash and cash equivalents, beginning of period	177.5	196.6
Net exchange differences	–5.2	0,0
Cash and cash equivalents, end of period	**431.7**	**135.9**

STATEMENT OF CHANGES IN EQUITY

In millions of euros

	4/1–12/31/2005	4/1–12/31/2004
Equity at April 1	2,124.7	1,906.1
Profit for the period	371.7	210.3
Dividends	–86.6	–67.6
Convertible bond	19.1	0.0
Retrospective amortisation of actuarial gains/losses	0.0	–26.7
Own share acquired/disposed	–0.2	–3.3
Currency translation	8.1	–11.7
Hedge accounting	5.8	–0.8
Other changes	5.5	1.1
Equity at December 31*	**2,448.2**	**2,007.4**

* incl. minority interest

IMPRINT

OWNER AND MEDIA PROPRIETOR
voestalpine AG, voestalpine Strasse 1, A-4020 Linz

SENIOR EDITOR AND EDITORIAL STUFF
voestalpine AG, Corporate Communications
T. +43/732/65 85-2090, F. +43/732/69 80-8981
info@voestalpine.com, www.voestalpine.com

voestalpine AG
voestalpine Strasse 1
A-4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-9311
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

Letter to Shareholders

1st Half 2005/06

voestalpine GROUP – KEY FIGURES

according to IFRS; in millions of euros

	1H 2005/06 4/1–9/30/2005	1H 2004/05 4/1–9/30/2004	Change in %
Revenue	3,262.4	2,724.1	19.8
EBITD	549.7	338.6	62.3
EBITD margin (in %)	16.8	12.4	
EBIT	371.5	193.4	92.1
EBIT margin (in %)	11.4	7.1	
Profit before tax	347.9	172.9	101.2
Profit for the period form continuing operations	260.4	111.1	134.4
Profit for the period	260.4	105.8	146.1
Basic earnings per share from continuing operations (Euro)	6.49	2.71	139.3
Investments	254.0	300.8	–15.6
Depreciation and amortisation	178.2	145.2	22.7
Equity	2,326.0	1,919.5	21.2
Net financial debt	610.8	789.6	–22.6
Net financial debt in % of equity	26.3	41.1	–36.2
Employees excl. apprentices	23,548	23,722	–0.7
Capital Employed	3,909.7	3,476.7	12.5

LETTER FROM THE MANAGEMENT BOARD

Ladies and Gentlemen,

For the voestalpine Group, the year 2005, which will be ending in a few weeks, is a special year in many different respects.
In terms of performance, the business year that ended on March 31, 2005 was the most successful year in our Group's history. Based on the figures for the first half of the current 2005/06 business year, it becomes apparent that we will be able to increase sales and operating results again and surpass the record figures of the previous year.

2005 is also a very special year as far as the development of our company's ownership structure is concerned. It was ten years ago this week that shares of voestalpine AG, which until then had been the epitome of Austria's nationalized industry, were offered to the public. All those shareholders who bought voestalpine shares at that time and since then have continued to put their trust in our company have been rewarded with an increase in the price of the voestalpine share from EUR 20.71 at the time of the initial offering to an all-time high of EUR 74.40 on November 18, 2005 and an average dividend yield of 4.6% per annum. While in October 1995 only 38.5% of our shares were traded at the stock market, today—ten years later—100% are listed on the stock exchange, because on August 31, 2005, the last tranches of the exchangeable bond issued by the Austrian state holding company ÖIAG (in the fall of 2003 in preparation of its full exit) were converted to voestalpine shares. This is also the formal end of the chapter of ownership by the state.
The consistent implementation of our privatization strategy—in addition to the long-standing partnerships with our key customers, the commitment and knowledge of our employees and the trust and confidence of our shareholders—was one of the central requirements for the successful path taken by our Group during the last ten years-both in terms of the company's operative performance and the development of the share price.
All in all, when we look back over the past ten years, we are proud to say that this was the time that brought the most profound changes for our Group, but also its most notable successes-and this is something we want to build on for the future.

Linz, November 22, 2005

Wolfgang Eder

Josef Mülner

Wolfgang Spreitzer

Franz Hirschmanner

Robert Ottel

OVERVIEW OF KEY FIGURES

In comparison to the previous record year 2004/05, the voestalpine Group was again able to significantly increase revenue, operating result, and financial key figures in the first six months of the current business year.

Key corporate data in the first half of 2005/06 compared with the first six months of the prior year are as follows:

- **Revenue** rose by 19.8% from EUR 2,724.1 million to **EUR 3,262.4 million.**

- **EBITD** (profit from operations before depreciation) increased by 62.3% from EUR 338.6 million to **EUR 549.7 million.** As a result, the **EBITD margin** rose from 12.4% to **16.8%.**

- **EBIT** (profit from operations) was increased from EUR 193.4 million to **EUR 371.5 million,** thus almost doubling with a plus of 92.1%. The **EBIT margin is 11.4%** (first half of 2004/05: 7.1%).

- **EBT** (profit before tax) showed a similar gain; the previous year's figure of EUR 172.9 million rose by 101.2% to **EUR 347.9 million,** that is, it more than doubled.

- The **profit for the period** (from continuing operations) rose by 134.4% from EUR 111.1 million to **EUR 260.4 million.**

- The **earnings per share** for the first half of 2005/06 come to **EUR 6.49** as compared to EUR 2.71 in the previous year (+139.3%).

- **Equity** increased by 21.2% from EUR 1.9 billion to **EUR 2.3 billion,** whereas **net financial debt** declined by 22.6% from EUR 789.6 million to **EUR 610.8 million.** Thus, the **gearing ratio** (net financial debt in percent of equity) **dropped** from 41.1% to **26.3%.**

- All of the **major Group companies** posted clearly **positive results** in the first half of 2005/06.

- As of September 30, 2005, the voestalpine Group had **23,548 employees.**This represents a decline by 0.7% compared to the previous year (23.722).

BUSINESS PERFORMANCE OF THE voestalpine GROUP

With an increase in revenue by 20%, a more than 60% higher EBITD, an EBIT that has almost doubled, and accordingly higher earnings margins in the first half 2005/06, the voestalpine Group succeeded in further improving the record figures posted in the previous business year.

When reviewing the individual divisions, however, the picture is somewhat more differentiated. In the Division Steel, the average price level in the first six months of the current business year was clearly higher than that of the equivalent period of the previous year, while demand for supply quantities remained stable. The considerable price increase in the raw materials sector was more than compensated by higher revenues. Overall, this led to a significant increase in the division's revenues and results. Comparing the first to the second quarter of the current business year, however, prices went slightly down and quantities declined marginally subject to seasonal influences.

In the Division Railway Systems, the first half of 2005/06 was satisfactory for both the track and the switches sectors; the segments of seamless tubes, where the booming energy sector (oil and natural gas production) led to the highest price level ever, and quality wire clearly surpassed expectations. Additionally, the beginning upswing in the European automotive industry had a positive effect on the wire segment. Overall, the Division Railway Systems was able to considerably increase both revenue and profitability as compared to the previous year.

The upturn of the economic situation in the automotive industry that has been registered in the past few months, along with the optimization of the product portfolio in the previous business year (closure of voestalpine Matzner GmbH) also enabled the Division Automotive (previously "division motion") to surpass its last year's figures with regard to revenue and operating result and to improve its margin profile. With respect to this division it must be taken into consideration that due to holiday-related shutdowns the second quarter of the business year is always weaker than the remaining three quarters.

The Division Profilform's first half of 2005/06 was characterized by market environment that was significantly weaker than that in the same period in the previous business year. While the revenues have risen—partly as a result of acquisitions (purchase of Nedcon)—, the Division was simultaneously confronted with a significantly intensified price pressure especially for standard products and with negative effects resulting from continuing high prematerial costs.

Compared to the first half of 2005/06, the following companies with substantial impact on the Group's revenue and results were included in the scope of consolidation: in the Division Railway Systems the companies VAE VLN Industries Private Ltd., and Digvijay Steels Private Ltd. (both India) as well as SST Signal & System Technik GmbH and CONTEC GmbH Transportation (both Germany); in the Division Automotive the companies Polynorm van Niftrik B.V. (Netherlands), HTI Maschinen- und Apparatebau GmbH, and the voestalpine Vollmer Group (both Germany); and in the Division Profilform the Nedcon Group (Netherlands).

ACQUISITIONS

In May 2005, the Division Railway Systems acquired-as already stated in the report on the first quarter of the current business year—51% of CONTEC GmbH, a manufacturer of switch machines, and 80% of SST Signal & System Technik GmbH, which specializes in monitoring systems for railway traffic.

In addition to these two acquisitions in Germany, the switches sector of the Group took a further step in its expansion strategy on the Indian railway market during the first half of 2005/06. In August, VAE GmbH acquired a majority interest of 51% in the Indian switches manufacturer Rahee Track Technologies Pvt. Ltd., which has 150 employees at two locations in Calcutta and Hyderabad. This joint venture will enable the voestalpine Group to further improve its access to the market with demand-oriented production also in the Southeast of the sub-continent, in whose northern part it had already been represented with two locations.

The automotive sector of the Group, the Division Automotive, completed two acquisitions in Germany at the beginning of the business year. One was the Vollmer Group, which consists of Vollmer Metallwaren GmbH & Co. KG, Nagold (from now on, voestalpine Vollmer GmbH & Co. KG) and Vollmer GmbH & Co. KG, Pfaffenhofen (from now on, voestalpine Vollmer Pfaffenhofen GmbH & Co. KG), and the other was HTI GmbH. These acquisitions were already presented in detail in the Shareholders' Letter for the first quarter of 2005/06.

INVESTMENTS

The investments of the voestalpine Group in the first half of 2005/06 amounted to EUR 254.0 million. Compared to the previous year (EUR 300.8 million), this corresponds to a decline of 15.6%.

The main reason for the decrease was the conclusion of the first stage of the Division Steel's "Linz 2010" expansion program at the end of 2004, which, with its scope of approximately EUR 1 billion, had been the focus of the Group's investment activities in the past two business years. Furthermore, compared with the previous year, minor expenditures for acquisitions were made.

In the Division Steel, the contracts for the most important projects of the second stage of "Linz 2010". were awarded in June 2005. This phase, with an investment scope of about another EUR one billion, will be largely completed by the beginning of the 2007/08 business year and will include, among other projects, the erection of a new cold rolling mill, two hot-dip galvanizing plants, as well as a significant expansion of the capacity of the hot strip mill. In addition, the Division Steel is about to complete the expansion of its Steel Service Center's capacities in Linz. In Poland, work on a new SSC is scheduled to start this year.

The start-up of operations of the world's most modern rail rolling plant at the Donawitz location (investment volume of around EUR 66 million) is planned for February 2006. This project is currently the focus of the investment activities in the Division Railway Systems.

Division Automotive realized some smaller modernization and expansion investments at several locations. In the Division Profilform a new production hall for special profiles in Vyskov, Czech Republic, and the production facility for industrial storage systems in Vyshniy Volochek, Russia, which was erected together with a local partner, were put into operation in June 2005.

RESEARCH AND DEVELOPMENT

In addition to the development of new special steel grades, particularly in the area of high strength and ultra high strength grades, the further optimization of the coating technology, and the continued improvement of processes and processing technologies as well as cross-divisional projects for new materials combinations (hybrid concepts), the R&D activities of the voestalpine Group focus on the sectors of recycling/raw materials, energy utilization, and noise reduction.
In this context, voestalpine Schienen GmbH plays an important role in the EU project "Quiet City Transport" (QCITY). The goal of the project that was begun in the first half of 2005 is the reduction of noise pollution from street and railway traffic in cities and near city areas.

As has already been announced in the 2004/05 annual report, voestalpine Stahl GmbH—as the first and currently sole manufacturer worldwide—has begun with the implementation of a special process in July of this year, in which highest grade plates are hot-dip galvanized without using any chromate or chromium. After a five-year period of development and testing, production in series was thus started, and by the end of the year, all customers in the white goods and building industries will be included.

Furthermore, the consortium ULSAB-AVC ("Ultra Light Steel Auto Body – Advanced Vehicle Concepts"), in which the voestalpine Group has participated very actively, received this year's "Star of Energy Efficiency Award" for outstanding contributions to energy conservation in the automotive transport sector.

There has been an organizational change in the responsibility for research activities in the Management Board of voestalpine AG. As of October 1, 2005, the Group-wide responsibility for "R&D and innovation strategy", which was previously assigned to Dipl.-Ing. Josef Mülner, was transferred to Dipl.-Ing. Franz Hirschmanner.

CHANGES IN THE MANAGEMENT BOARD OF voestalpine AG

With the retirement of the previous Chief Financial Officer and deputy chairman of the Management Board, Dr. Werner Haidenthaler, who retired as of September 30, 2005, the following changes, which were approved by the Supervisory Board of voestalpine AG in December 2004, became effective.

Dipl.-Ing. Mag. Robert Ottel, who headed the Division Automotive as yet, has been appointed Chief Financial Officer of voestalpine AG in succession of Dr. Haidenthaler, effective October 1, 2005. At the same time, Dipl.-Ing. Franz Hirschmanner, whose responsibility in the Management Board so far was the technical management of the Division Steel, took over responsibility for the Division Automotive.

OUTLOOK

From the present perspective and given the trend to date of the 2005/06 business year, a further increase in sales and operating result of the voestalpine Group compared with the previous year can be expected.

In detail, the development in the Division Steel is once again characterized by growing demand and the trend towards rising prices; following a phase of lower sales revenues in the short-term sector as a result of temporarily high inventory levels and imports. Thus, in this Division it will be possible once again to outperform the previous year's very satisfactory operating result despite continuing high costs for raw materials.

This applies to an even greater degree to the Division Railway Systems, where on one hand, the tracks and switches segments represent a steady basis for the operating result due to a strong market presence, and on the other hand, the two smaller sectors in the qualitatively demanding wire and semi-finished products segment are currently delivering disproportionately high contributions to the operating result. In conjunction with the continuing boom in demand for seamless tubes, particularly for oilfield pipes, the Division expects to be able to post the best operating result in its history.

In the Division Profilform the market weakness posted at the beginning of the business year has given way to a distinct revival following the summer months with the result that this Division, too, can again expect a very good operating result for the business year overall, although it will be somewhat below the record result of the previous year.

The development progress in the Division Automotive (formerly "motion") is very gratifying in the laser-welded blanks and safety components segments. The same can also be said for the HTI, Vollmer and Polynorm van Niftrik companies, which were acquired in the previous year, while the stamping and tool-making segments continue to be under pressure due to the trend towards insourcing experienced with car manufacturers. Nevertheless, the Division Automotive will also be able to improve considerably on its previous year's operating result.

In summary, it may be assumed that in the 2005/06 business year, the voestalpine Group will increase its sales to more than EUR 6 billion and its operating result (EBIT) to more than EUR 600 million.

BUSINESS PERFORMANCE OF THE DIVISIONS

Division Steel

In millions of euros	1H 2005/06 4/1–9/30/2005	1H 2004/05 4/1–9/30/2004
Sales	1,748.7	1,399.8
EBITD	331.4	187.7
EBITD margin (in %)	18.9	13.4
EBIT	234.5	111.6
EBIT margin (in %)	13.4	8.0
Employees excl. apprentices	9,740	9,430

In the first half of the 2005/06 business year, the Division Steel achieved significant increases in both revenue and earnings. Sales revenue rose by 25% and operative result (EBIT) by 110%. As a result, the EBIT margin increased from 8.0% to 13.4%.

Shipments have risen by 6.4% from 2.07 million tons to 2.2 million tons, the average price level was about 24% above that of the previous year.

In comparison to the immediately preceding quarter, however, both quantities and prices in the short-term sector declined slightly in the second quarter of the business year. This tendency, resulting from excessive inventory levels among customers and increased steel imports to Europe was, however, limited to the summer months. The past few weeks were again characterized by an increase in demand and a consolidation of prices.

The market for special products used in the energy sector (off-shore steel grades and heavy plate for sophisticated pipeline applications) continued to develop particularly favorable.

The increase in the number of employees by 3.3% is solely due to the expansion of capacity in the context of the investment program "Linz 2010".

Compared to the first six months of the previous business year, the crude steel production at the Linz site rose from 2.15 million tons to 2.47 million tons. Including the production of the Division Railway Systems in Donawitz (increase from 707,000 to 753,000 tons), the overall crude steel production of the voestalpine Group in the first half of 2005/06 was 3.22 million tons. Compared with the previous year (2.86 million tons) this corresponds to an increase by 12.6%.

Division Railway Systems

In millions of euros	1H 2005/06 4/1–9/30/2005	1H 2004/05 4/1–9/30/2004
Sales	938.9	807.6
EBITD	145.9	80.0
EBITD margin (in %)	15.5	9.9
EBIT	104.6	45.1
EBIT margin (in %)	11.1	5.6
Employees excl. apprentices	6,780	7,266

In the first six months of the 2005/06 business year, the Division Railway systems achieved significant increases in revenue (+16.3%) and operating result (EBIT +131.9%), which resulted in a doubling of the operating margin.

In addition to a slightly improved business development in the segments of rails and switches (in which the effects of the still comparatively weak European market could be compensated by an expansion of the overseas exports) compared to the same period of the previous business year, this was above all due to the outstanding development of the sectors seamless tubes and and wire rod. It was particularly the accelerated expansion of oil and natural gas production that led to an enormous demand for seamless tubes. The price level in this area has reached a historic high.

As a result of the quality strategy, which was implemented some years ago with a clear focus on the highest quality special grades that offer attractive margins, the wire sector also significantly surpassed expectations.

In addition, the sale of high-quality semi finished products (billets, blooms) to a selected group of customers also had a positive impact.

The decline in the number of employees by 6.7% was mainly a result of the disposal of Schmid Schrauben GmbH and voestalpine Personalservice Donawitz GmbH which took place at the end of the 2004/05 business year.

Division Automotive

In millions of euros	1H 2005/06 4/1–9/30/2005	1H 2004/05* 4/1–9/30/2004
Sales	412.5	377.8
EBITD	39.9	34.9
EBITD margin (in %)	9.7	9.2
EBIT	16.7	14.7
EBIT margin (in %)	4.1	3.9
Employees excl. apprentices	3,978	4,036

* Income statement and employees retrospectively adjusted by discontinued operations.

Both revenue and profitability figures of voestalpine Group's automotive sector were above those of the 2004/05 business year. (In the table above the comparison figures of the first half of 2004/05 were adjusted with regard to operations of voestalpine Matzner, that were discontinued at the end of 2004/05 business year.)

The improved performance is a result of both market-based and internal factors: on one hand, the beginning recovery of the economic situation of the (Western European) automotive industry and, on the other, restructuring measures that became effective in the course of the past six months. Moreover also the recently acquired companies, which have established themselves as leading providers in profitable niche areas with attractive margin profiles, made significant contributions to the results.

As far as the division's traditional core segments are concerned, the development in the areas of "laser-welded blanks" and "safety technology/tube components" (voestalpine Rotec group) is highly satisfactory. The situation regarding the stamping and tool-making activities (Polynorm group) is somewhat more difficult due to the automotive industry's insourcing efforts.

As compared to the previous year, the sales revenues of the division, which were increased by 9.2%, include the acquisitions Polynorm van Niftrik B.V. (Netherlands) and the two German companies HTI Maschinen- und Apparatebau GmbH and the voestalpine Vollmer group for the first time.

Division Profilform

In millions of euros	1H 2005/06 4/1–9/30/2005	1H 2004/05 4/1–9/30/2004
Sales	402.0	319.9
EBITD	53.4	54.0
EBITD margin (in %)	13.3	16.9
EBIT	38.7	42.2
EBIT margin (in %)	9.6	13.2
Employees excl. apprentices	2,698	2,654

Compared to the previous year, the economic environment for the Division Profilform was unequally more difficult in the first half of the 2005/06 business year. Despite a significant increase in sales revenue, the very good result of the first six months of the previous year could not be repeated. This is mainly due to a noticeable drop in demand in continental Europe.

The rise in revenue by 25.7% was largely a result of the acquisition of Nedcon, as well as significant increases at the subsidiaries in Great Britain and the United States.

Further improvements in the result could be achieved in the storage technology segment, which experienced a continuing high demand in Europe and North America, and in the special profiles sector (e.g. for the commercial vehicle industry and the British building industry); This development, however, could not compensate for the difficult market situation in the segment of standard tubes and profiles, which was characterized by declining quantities and increased pressure on prices.

voestalpine SHARE

PRICE PERFORMANCE

After a slightly declining development at the beginning of the 2005/06 business year, the share price continued its upwards trend that has prevailed since 2003.
The temporary drop in the share price was, from today's point of view, mainly a result of the early conversion of the ÖIAG exchangeable bond between March and June, which in turn was caused by the preceding share price rally.
As of August 31, 2005, voestalpine AG is also in formal terms a fully privatized company in which, for the first time in its history, the state does not hold any shares. Along with the continuing good fundamental data of the Group and the generally positive predictions for the 2005/06 business year overall, this resulted in a significant recovery of the share price from summer onward. On November 18, 2005, its closing price even reached a historical high at EUR 74.40.

voestalpine AG
VS. INTERNATIONAL INDICES

April 1, 2005 – November 18, 2005
Change compared to March, 2005 in %

— voestalpine AG
— Austrian Traded Index (ATX)
— DOW JONES STOXX
— STOXX Index (Europe)



%
130
120
110
100
90
80

SHAREHOLDER STRUCTURE

Ownership structure (indicative)
There has been no material change in the fundamental shareholder structure since the Shareholders' Letter dated June 30, 2005; the shareholder structure is as follows:

Ownership structure (indicative)

1H 2005/06



45.0% Austria
10.3% Employee shareholding scheme
1.7% Rest of world
2.0% Switzerland
6.0% Rest of Europe
8.0% Germany
8.0% Great Britain
19.0% North America

CONVERTIBLE BOND

The Management Board's authorization to issue a convertible bond that was approved by the Annual General Shareholders' Meeting of voestalpine AG on June 30, 2005 was already implemented on July 14, 2005. The goal of this issue was to create a solid financial basis for the Group's future growth at the best possible conditions.

The convertible bond had a total value of EUR 250 million (including greenshoe), the interest coupon is 1.5%, the conversion price is just under EUR 75. Because of the strong demand, the convertible bond was oversubscribed several times only within just a few hours; this is additional proof of the capital market's confidence in the long-term growth strategy of the voestalpine Group.

SHARE INFORMATION

Share capital	EUR 287,784,423.30 divided into 39,600,000 non-par value shares
	Shares in proprietary possession as of September 30, 2005: 99,885 shares
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

CLASS OF SHARES

Common bearer shares, details in euros

Highest market price April 2005 through September 2005	73.18
Lowest market price April 2005 through September 2005	49.20
Share price of September 30, 2005	73.18
Market capitalization as of September 30, 2005*	2,897,928,000

* Basis: total number of shares minus repurchased shares.

BUSINESS YEAR 2004/05

Details in euros

Earnings per share	9.44
Dividend per share	1.50 + 0.60 Bonus
Book value per share	54.79

PROJECTED SCHEDULE FOR 2006

February 2006	Letter to Shareholders 3rd quarter 2005/06
June 8, 2006	Publication of the operating result of the 2005/06 business year
July 5, 2006	Annual General Shareholders' Meeting
July 10, 2006	Ex-dividend date
July 17, 2006	Dividend payment date

Regular analyses regarding the development of the price of voestalpine AG shares as viewed by the capital market are prepared by the following institutions:

Bank Austria Creditanstalt, Vienna. BHF-BANK, Frankfurt. CSF B, London. Deutsche Bank, Vienna. Erste Bank, Vienna. Exane BNP Paribas, Paris. Goldman Sachs, London. HS BC, Paris. JP Morgan, London. Merrill Lynch, London. Morgan Stanley, London. Raiffeisen Centrobank, Vienna. Steubing AG , Frankfurt. UBS, London.

INVESTOR RELATIONS
Wolfgang Lemberger
T. +43/732/65 85-9949
F. +43/732/69 80-5581
InvestorRelations@voestalpine.com
www.voestalpine.com

voestalpine AG
FINANCIAL DATA 9/30/2005
ACCORDING TO IFRS

CONSOLIDATED BALANCE SHEET

ASSETS

In millions of euros

	9/30/2005	3/31/2005
A. NON-CURRENT ASSETS		
Property, plant and equipment	2,194.9	2,166.6
Goodwill	245.1	217.4
Other intangible assets	67.7	48.9
Investments in associates	55.7	57.8
Other financial assets	105.2	113.7
Deferred tax assets	72.4	70.0
	2,741.0	**2,674.3**
B. CURRENT ASSETS		
Inventories	1,283.9	1,224.8
Trade and other receivables	1,138.4	1,110.4
Other financial assets	211.1	182.2
Cash and cash equivalents	492.7	177.5
	3,126.0	**2,694.9**
TOTAL ASSETS	**5,867.0**	**5,369.2**

IFRS-Comment:
- First-time application of "IAS 19 – corridor recognition directly in equity" at September 30, 2005; adjustment of previous year according to IAS 8.
- Income statement 1st half 2004/05 retrospectively adjusted by discontinued operations.

EQUITY AND LIABILITIES

In millions of euros

	9/30/2005	3/31/2005
A. EQUITY		
Share capital	287.8	287.8
Capital reserves	470.8	451.8
Retained earnings and other reserves	1,510.4	1,337.4
Equity attributable to equity holders of the parent	2,269.1	2,076.9
Minority interest	56.9	47.8
	2,326.0	**2,124.7**
B. NON-CURRENT LIABILITIES		
Pensions and other employee obligations	480.8	466.8
Provisions	25.1	24.8
Deferred tax liabilities	75.5	69.9
Financial liabilities	932.8	697.4
Trade and other payables	5.7	3.0
	1,519.9	**1,261.8**
C. CURRENT LIABILITIES		
Provisions	387.5	360.8
Financial liabilities	677.6	619.6
Trade and other payables	956.0	1,002.3
	2,021.2	**1,982.7**
TOTAL EQUITY AND LIABILITIES	**5,867.0**	**5,369.2**

CONSOLIDATED INCOME STATEMENT

In millions of euros

	4/1–9/30/2005	4/1–9/30/2004	7/1–9/30/2005	7/1–9/30/2004
Revenue	3,262.4	2,724.1	1,594.0	1,376.7
Cost of sales	–2,523.0	–2,178.7	–1,237.7	–1,101.9
Gross profit	**739.4**	**545.3**	**356.2**	**274.8**
Other operating income	77.5	58.5	33.1	26.9
Distribution costs	–217.0	–199.0	–110.3	–94.0
Administrative expenses	–143.1	–137.1	–71.6	–75.3
Other operating expenses	–85.4	–74.3	–40.9	–33.4
Profit from operations (EBIT)	**371.5**	**193.4**	**166.6**	**99.0**
Share of profit of associates	7.1	9.3	3.5	5.8
Finance income	21.7	16.4	6.2	9.0
Finance costs	–52.4	–46.2	–26.7	–22.5
Profit before tax (EBT)	**347.9**	**172.9**	**149.5**	**91.3**
Income tax expense	–87.4	–61.8	–37.2	–33.4
Profit for the period from continuing operations	**260.4**	**111.1**	**112.3**	**57.9**
Discontinued operations	0.0	–5.3	0.0	–2.5
Profit for the period	**260.4**	**105.8**	**112.3**	**55.4**
Attributable to:				
Equity holders of the parent	256.6	101.9	110.6	53.2
Minority Interest	3.8	3.9	1.7	2.2
Basic earnings per share from continuing operations (Euro)	6.49	2.71	–	–
Diluted earnings per share from continuing operations (Euro)	6.32	2.71	–	–

CONSOLIDATED CASH FLOW STATEMENT

In millions of euros	4/1–9/30/2005	4/1–9/30/2004
OPERATING ACTIVITIES		
Profit for the period	260.4	105.8
Adjustments	184.6	171.2
Changes in working capital	–22.3	–54.0
Cash flows from operating activities	**422.7**	**223.0**
Cash flows from investing activities	**–297.3**	**–300.8**
Cash flows from financing activities	**194.6**	**1.2**
Net decrease/increase in cash and cash equivalents	**320.1**	**–76.6**
Cash and cash equivalents, beginning of period	177.5	196.6
Net exchange differences	–4.8	0.0
Cash and cash equivalents, end of period	**492.7**	**120.0**

STATEMENT OF CHANGES IN EQUITY

In millions of euros	4/1–9/30/2005	4/1–9/30/2004
Equity at April 1	2,124.7	1,906.1
Profit for the period	260.4	105.8
Dividends	–86.3	–67.8
Convertible bond	19.1	0.0
Retrospective amortisation of actuarial gains/losses	0.0	–26.7
Own share acquired/disposed	–2.6	3.0
Currency translation	5.3	–1.7
Hedge accounting	1.9	0.7
Other changes	3.5	0.1
Equity at September 30*	**2,326.0**	**1,919.5**

* incl. minority interest

IMPRINT

OWNER AND MEDIA PROPRIETOR
voestalpine AG, voestalpine Strasse 1, A-4020 Linz

SENIOR EDITOR AND EDITORIAL STUFF
voestalpine AG, Corporate Communications
T. +43/732/65 85-2090, F. +43/732/69 80-8981
info@voestalpine.com, www.voestalpine.com

voestalpine AG
voestalpine Strasse 1
A-4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-9311
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

RECEIVED

2006 OCT 16 P 2:47

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LETTER TO SHAREHOLDERS

1st QUARTER 2005/06

www.voestalpine.com



voestalpine GROUP – KEY FIGURES

(according to IFRS; in millions of euros)	Q1 2005/06 1/4 – 30/6/2005	Q1 2004/05 1/4 – 30/6/2004	Change in %
Revenue	1,668.5	1,347.4	23.8
Profit from operations before depreciation (EBITD)	297.6	162.4	83.2
EBITD margin (in %)	17.8	12.1	
Profit from operations (EBIT)	204.9	94.4	117.0
EBIT margin (in %)	12.3	7.0	
Profit before tax (EBT)	198.4	81.6	143.1
Profit for the period from continuing operations	148.2	53.2	178.4
Profit for the period	148.2	50.4	193.9
EPS – Earnings per share from continuing operations (in EUR)	3.70	1.31	182.8
Investments in tangible and intangible assets and interests	130.9	103.7	26.2
Depreciation	92.7	70.6	31.3
Equity	2,231.1	1,976.8	12.9
Net financial debt	672.7	621.3	8.3
Net financial debt (in % of equity)	30.1	31.4	-4.1
Employees excl. apprentices	23,431	23,118	1.4
Capital Employed	3,816.9	3,210.3	18.9

voestalpine

ONE STEP AHEAD.

LETTER FROM THE MANAGEMENT BOARD

Ladies and Gentlemen,

The extremely satisfactory performance of the Group during the last business year has continued seamlessly into the first quarter of the 2005/06 business year. Benefiting from the outstanding development in the Division Railway Systems, a largely stable and positive situation in the Divisions Steel and Profilform, as well as the clear upwards trend in the division motion, all the key figures showed significant increases as compared to the same period of the last business year.

Once again, the figures prove that the strategy we have implemented during the last few years is paying off. This strategy has built on the fact that our manufacturing base centered on steel occupies an excellent position, both with regard to technology and as far as the market is concerned. This has enabled us to move the value chain step by step toward the end customer in clearly defined processing sectors—the Divisions Railway Systems, Profilform, and motion.

The expectations for the current business year emphasize the fact that the course we have taken is absolutely right.

In order to be able to continue this value-adding growth process in the future, while at the same time retaining optimal financing, in July, **voest**alpine AG issued an convertible bond for EUR 250 million. The huge interest on the part of investors and the bond's very successful placement is yet more proof that our strategy is right, and it encourages us to continue on this path.

As indicated under „Outlook" in the 2004/05 Annual Report, from today's vantage point, we anticipate that it should be possible to again post an operating result of more than EUR 500 million for the current business year and to even come close to the record operating result of last year's EUR 552.5 million.

Linz, August 2005

The Management Board

Wolfgang Eder — Werner Haidenthaler — Wolfgang Spreitzer

Josef Mülner — Franz Hirschmanner — Robert Ottel

OVERVIEW OF THE DEVELOPMENT OF THE KEY FIGURES

The development of the **voest**alpine Group during the first quarter has continued the success of the 2004/05 business year.

All the key figures rose significantly in comparison to the first quarter of the 2004/05 business year:

- **Revenue** went up by **23.8%** from EUR 1,347.4 million to **EUR 1,668.5 million**.
- **Profits from operations before depreciation (EBITD)** increased by **83.2%** from EUR 162.4 million **to EUR 297.6 million**. This means that the **EBITD margin** rose to **17.8%** in contrast to 12.1% during the comparable quarter of the previous year.
- **Profits from operations (EBIT)** went up from EUR 94.4 million to **EUR 204.9 million**. This corresponds to **117%** growth. This means that the **EBIT margin** is at **12.3%** as compared to 7% in the first quarter of 2004/05.
- The **profit before tax (EBT)** came to **EUR 198.4 million** and went up as compared to the previous year's figure of EUR 81.6 million by **143.1%**.
- Compared to last year (53.2 million), **profit for the period from continuing operations** almost tripled at **EUR 148.2 million**. The profit for the period from discontinued operations (**voest**alpine Matzner) was 0 (as compared to minus EUR 2.8 million in the first quarter of 2004/05). This results in a **profit for the period** of **EUR 148.2 million** as compared to EUR 50.4 million in the previous year. This corresponds to an increase of **193.9%**.
- Compared to the comparative quarter of the previous year, the **earnings per share** (from continuing operations) rose from EUR 1.31 to **EUR 3.70**.
- Although the **net financial debt** rose from EUR 621.3 million to **EUR 672.7 million**, the **gearing ratio** declined as compared to the end of the first quarter of 2004/05 from 31.4% **to 30.1%**, because, at the same time, **equity** went up from EUR 1,976.8 million to **EUR 2,231.1 million.**
- As of 30 June 2005, the **voest**alpine Group has **23,431 employees.** This corresponds to approximately **1.4%** growth compared to the previous year (23,118).
- All of the **most important Group companies showed clearly positive operating results** in the first quarter of the current business year.

BUSINESS PERFORMANCE OF THE **voest**alpine GROUP

The first quarter of the 2005/06 business year was characterized by an economic environment in the steel industry that was slightly weaker than that of the immediately preceding quarters, but it was still a very good market environment compared to the first quarter of the last business year. At the same time, the prices of raw materials continued to rise during the first half of the 2005 calendar year. It wasn't until the most recent weeks that we were able to secure lower prices for individual raw materials (coke, ore) for short-term and spot contracts.

We would like to highlight the fact that the worldwide investment boom in the energy sector has led to a continuing high demand for products used in the production and processing of oil and natural gas (tubes, tube plates, rolled steel grades, steel grades for offshore construction).

The Division Railway Systems has profited significantly from this trend via its niche sector of seamless tubes; the economic environment in the actual railway sector in Europe—in contrast to the markets overseas—continues to be lackluster. However, the trend in the wire sector, in particular for specially treated wire, continues to be favorable.

On one hand, the division motion profited from the slightly improved economic environment in the European automotive industry and, on the other, from the consistent optimization of its product portfolio that has further improved its margin profile.

After the extraordinary year 2004/05, the market situation for the Division Profilform returned to normal as anticipated to a level that continues to be satisfactory.

The Division Profilform and the Division Steel showed the highest increase in revenue (35% resp. 30%). The Divisions Railway Systems and motion also showed significant growth (19% resp. 9%).

As far as the operating result is concerned, the Divisions Railway Systems and Steel posted an increase in EBIT of 195% and 130% respectively as compared to the first quarter of the previous year. At EUR 204.9 million, the **voest**alpine Group overall was able to more than double the profit from operations (EBIT) as compared to the already excellent result of the same quarter of the previous year. EBITD also went up considerably from EUR 162.4 million to EUR 297.6 million (+ 83,2%). Accordingly, the EBITD margin rose (from 12.1% to 17.8%) and the EBIT margin went up as well (from 7.0% to 12.3%).

ACQUISITIONS

division motion was able on 1 April 2005 to conclude the acquisition of HTI GmbH, the German precision parts manufacturer. The company specializes in rotational forming and surface technology and manufactures a broad product range of formed tube components which are used predominantly in the automotive field especially in the luxury and safety segments.

The automotive division took another important strategic step towards a development and production partnership with the automobile industry with its acquisition of the Vollmer Group – also

domiciled in Germany – in April 2005. The Vollmer Group specializes in complex pressed parts and components made from steel and also from alternative materials such as aluminum that are used above all as safety elements in the vehicle body shell and engine environment.

Further acquisitions took place in division Railway Systems in May 2005. VAE Eisenbahnsysteme GmbH took over 51% of the German company CONTEC GmbH. CONTEC is employed particularly in the field of point mechanisms for suburban railway systems thus representing a perfect complement to VAE's HYTRONICS product sector (hydraulic point mechanisms plus electronic monitoring and diagnostic systems).

In addition to this, VAE Eisenbahnsysteme GmbH in Germany acquired 80% of SST Signal & System Technik GmbH. SST is a supplier of monitoring systems for rail traffic and specializes in hot box and blocked brake detection systems.

INVESTMENTS

The investments of the **voest**alpine Group in the first three months of the 2005/06 business year, amounted to EUR 130.9 million. This corresponds to an increase of 26.2% as opposed to the comparative period of the previous year (EUR 103.7 million).

Since the first phase of the „Linz 2010" investment program was completed when the new blast furnace A started up operation, the contracts to erect the main facilities for the second expansion phase were awarded in June 2005. The core elements of this second phase are a cold rolling mill, two hot-dip galvanizing plants, as well as a walking beam furnace that will expand the capacity of the hot wide strip rolling mill. Similarly to the first stage of the project, the total investment will come to approximately one billion Euros and will also be fully financed from the cash flow of the Division Steel. Construction began in early August 2005, and the new facilities (with the exception of both hot-dip galvanizing plants) will start up operations during the first half of 2007.

The work for the Division Railway Systems' new rail rolling plant at the Donawitz location is underway and on schedule. With investment costs of roughly EUR 66 million, the most modern rail rolling plant in the world is currently under construction at this site. This new plant will continue to expand our technology leadership in the track sector. Start-up of operations is slated for early February 2006.

The Division Profilform opened a new production hall on 3 June at the site in Vyskov, Czech Republic. In addition, on 15 June, the new plant that was erected in Vyshniy Volochek, Russia, within the scope of a joint venture by Nedcon N.V. and a Russian partner began production of industrial storage systems.

During the last quarter, the division motion made a number of minor expansion and modernization investments. For example, a new, non-linear laser welding facility for the production of blanks began operations at Euroweld in Turin, and two new facilities at **voest**alpine Präzisrohrtechnik GmbH began production of parts for high precision steel tubes.

RESEARCH & DEVELOPMENT

One of the main focuses of R&D activities was on process improvement in the processing of press-hardened steel grades that are primarily used in body-in-white production for the automo-

tive sector. Researchers in the Divisions Steel and motion have jointly developed and patented a process that provides competitive advantages with regard to corrosion protection and process costs in particular.

Another focus is intensive research into the combination of the three materials steel, aluminum, and plastics to so-called hybrid components that are being increasingly used in the automotive industry.

Additionally, it is impressive that the so-called competence network for the development of metallurgical and environmental processes (KnetMET), which was established as a consortium four years ago by the **voest**alpine Group, Siemens, VAI, and RHI, together with university research facilities, was given a high rating with regard to its scientific standards by a recent international report.

The topics that this research network undertakes are extremely diverse and range from process optimization to simulations and new processes as well as the utilization of new materials.

Furthermore, the Division Steel is participating in „Join," the Austrian competence network for joining techniques. The goal of this project is technology leadership in the joining techniques segment, which includes all processes associated with materials. An important focus is to research and optimize the welding suitability of newly developed metal-coated and organically coated sheet metal for the automotive industry.

OUTLOOK

During the first three months of the 2005/06 business year, the performance of the **voest**alpine Group was slightly stronger than originally anticipated; in particular the Division Railway Systems was able to continue to substantially increase its figures as compared to the last quarters.

We see the performance for the rest of the business year developing as follows.

Rigorous volume management in the steel industry by the European manufacturers is currently resulting in a reduction of inventory at both the customer and the distributor level. Additionally, the spot and short-term prices are stabilizing after being under pressure since the beginning of the year because of high inventory and imports. Against this backdrop, the next months should bring a development of prices that is considerably more favorable for the manufacturers than in the first half of the calendar year. However, apart from this situation, the Division Steel is profiting from its extensive long-term contracts that should enable it to post an operating result that is comparable to the previous year's.

In the Division Railway Systems, we can assume that the very satisfactory trend will continue throughout the entire business year, and that the upward trend in the performance of the division motion will continue throughout the year as well.

Because the Division Profilform will be largely able to retain its strong position, we are currently assuming that the **voest**alpine Group should again come close to the previous year's operating result (EBIT EUR 552.5 million), despite the fact that prices for raw materials have gone up as compared to the previous year.

BUSINESS PERFORMANCE OF THE DIVISIONS

voestalpine – Division Steel



In millions of euros	Q1 2005/06 1/4 – 30/6/2005	Q1 2004/05 1/4 – 30/6/2004
Sales	898.0	689.4
EBITD	185.3	95.4
EBITD margin (in %)	20.6	13.8
EBIT	134.8	58.6
EBIT margin (in %)	15.0	8.5
Employees excl. apprentices	9,619	9,411

The business performance of the Division Steel was characterized by a demand for supply quantities that remained stable overall. Slightly weaker demand in building construction was more than compensated by the continued strong demand for steel grades for offshore construction and special heavy plates for pipelines.

The total supply quantity rose slightly by 0.4% to 1.11 million tons. At the same time the average price level across all product groups supplied by the Division went up in contrast to the first quarter of the previous year by about 30% because of comparatively higher demand. In comparison to the first quarter of 2004/05, price increases have been implemented in a significant part of the long-term contracts. An adjustment of additional long-term contracts will be effected as of the beginning of the 2006 calendar year.

Comparatively to the same quarter in the previous year, crude steel production by the Division Steel rose by 5% from 1.19 million tons to 1.25 million tons. If one includes the quantities produced at the Donawitz location of the Division Railway Systems (0.38 million tons), the crude steel production of the entire **voest**alpine Group, relative to the first quarter of the past business year, increased by 5% from 1.55 million tons to a total of 1.63 million tons.

voestalpine – Division Railway Systems

In millions of euros	Q1 2005/06 1/4 – 30/6/2005	Q1 2004/05 1/4 – 30/6/2004
Sales	468.7	393.7
EBITD	73.1	34.4
EBITD margin (in %)	15.6	8.7
EBIT	51.3	17.4
EBIT margin (in %)	11.0	4.4
Employees excl. apprentices	6,764	7,234



The Division Railway Systems was able to significantly increase sales (+ 19%) and EBIT (+ 195%) compared to the first quarter of 2004/05. This extremely gratifying development is primarily due to greater demand for the sophisticated wire and seamless tube products.

In the railway industry sector, a slight recovery of the demand for tracks is noticeable in Germany. Nevertheless, the economic environment for the railway technology sector in the European core markets—in particular for the switches segment—continues to be difficult. In comparison, the market environment in North America, Australia and Asia has remained favorable.

In contrast with the first quarter of the 2004/2005 business year the switch manufacturer Rail Products & Fabrications (USA), as well as the two Indian companies, VAE VKN Industries Pvt. Ltd. and Digvijay Steels Pvt. Ltd., were added to the Group's consolidated companies.

voestalpine – division motion

In millions of euros	Q1 2005/06 1/4 – 30/6/2005	Q1 2004/05* 1/4 – 30/6/2004
Sales	215.0	197.7
EBITD	22.9	18.0
EBITD margin (in %)	10.7	9.1
EBIT	11.4	8.0
EBIT margin (in %)	5.3	4.0
Employees excl. apprentices	4,004	4,023



* P&L figures and employees were adjusted by discontinued operations.

The substantially improved business performance of the division motion compared to last year is a result of the favorable trend in the economic situation of the automotive industry, in particular, the satisfactory demand on the part of our most important customers. Against this backdrop, we were successful in increasing the EBIT margin from 4% to 5.3%. We must emphasize that the higher EBIT margin compared to the previous year is not a result of the closure of **voest**alpine Matzner, because last year's figures in this comparative analysis were adjusted with regard to **voest**alpine Matzner.

During the first quarter, the German automotive supply companies HTI (sales revenue contribution EUR 4.74 million) and Vollmer (sales revenue contribution EUR 8 million) were consolidated for the first time. Both companies achieved clearly positive operating results.

The closure of **voest**alpine Matzner that was decided upon in early May 2005 no longer has any effect on the operating result, because the appropriate provisions were made in the 2004/05 financial statement for all expenses associated with the closure.

voestalpine – Division Profilform



In millions of euros	Q1 2005/06 1/4 – 30/6/2005	Q1 2004/05 1/4 – 30/6/2004
Sales	202.3	149.8
EBITD	26.9	22.4
EBITD margin (in %)	13.3	15.0
EBIT	20.1	16.7
EBIT margin (in %)	9.9	11.1
Employees excl. apprentices	2,699	2,112

While the business performance of the Division Profilform relative to the comparative quarter of the previous year was slightly weaker, it was still satisfactory, due primarily to the high demand for customer-specfic profiles for the building and commercial vehicle industry. In contrast, the standard tubes sector showed a more subdued demand.

The rise of the sales revenue, which climbed compared to the first quarter of the past financial year by 35% from EUR 149.8 million to EUR 202.3 million, is the result of higher prices on the one hand and, on the other, the effect of the fact that Nedcon N.V. was included in the Group's consolidated companies (sales revenue contribution: EUR 27 million).

voestalpine SHARE

PRICE PERFORMANCE

The price performance of the **voest**alpine share during the first quarter of 2005/06 was characterized by the uncertainty with regard to the further development of the steel market and the steel-processing industry. It was primarily the negative trend in the price on the spot markets, which was driven by the growing build-up of inventory, that put pressure on the prices of steel stocks between April and June. The result was that the **voest**alpine share temporarily lost ground as compared to the market indices.

Since early June, there has been a trend reversal. On one hand, the general market conditions for steel and steel processing companies are viewed far more positively after the end of the summer, and on other, the implementation of the Group's successful strategy during the last several years has had a sustained positive effect on the financial profitability of **voest**alpine AG. The assessment of the share is just beginning to take this fundamentally positive development into consideration.

voestalpine AG VS.
INTERNATIONAL INDICES

April 1, 2005 to August 12, 2005



125
120
115
110
105
100
95
90
85
80

— voestalpine AG
— Austrian Index (ATX)
— DOW JONES STOXX
— STOXX Index (Europe)

After all, when observing the price performance during the last few months, one should not lose sight of the fact that this period saw the conversion of the convertible bond issued by the Austrian state holding company ÖIAG in September 2003 for the last 15% of the **voest**alpine AG shares that were publicly held, and this was naturally associated with an adverse affect on the share price. As of the end of August 2005, this process will be completed, and **voest**alpine AG will then be completely free of any government influence for the first time in its history.

SHAREHOLDER STRUCTURE

OWNERSHIP STRUCTURE
(indicative)



45.0% Austria
10.3% Employee shareholding scheme
1.7% Rest of world
2.0% Switzerland
6.0% Rest of Europe
8.0% Germany
8.0% Great Britain
19.0% North America

Business year 2004/05

CONVERTIBLE BOND

The authorization to issue convertible bonds that was approved by the Annual General Shareholders' Meeting on 30 June 2005 was already implemented on July 14, 2005. In order to achieve the best possible terms for the financing of the continued growth of the **voest**alpine Group, the Management Board decided to take advantage of the currently extremely favorable terms for such instruments in the short term.

The total value of the convertible bond issue was EUR 250 million (incl. greenshoe option), the interest coupon is 1.5%, the conversion price is just under EUR 75. Because of the high demand, the convertible bond issue was oversubscribed many times over within just a few hours. This was additional proof of the confidence that the capital market has in the strong position of the company and also proof that the Group's strategy is paying off.

SHARE INFORMATION

Share capital	EUR 287.784,423.30 divided into 39.600,000 non-par value shares Shares in proprietary possession as of 30 June 2005: 73,436 shares
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

CLASS OF SHARES

Common bearer shares
Details in euros

Highest market price April 2005 through June 2005	62.30
Lowest market price April 2005 through June 2005	49.20
Share price as of June 30, 2005	57.90
Market capitalization as of June 30, 2005*	2,292.840,000

* Basis: total number of shares minus repurchased shares

BUSINESS YEAR 2004/05

Details in euros

Earnings per share	9.44
Dividend per share	1.50 + 0.60 Bonus
Book value per share	54.79

PROJECTED SCHEDULE FOR 2005/06

22 November 2005	Letter to Shareholders 1st half 2005/06
17 Februar 2006	Letter to Shareholders 3rd quarter 2005/06
12 June 2006	Publication of the operating result of the 2005/06 business year
5 July 2006	Annual General Shareholders' Meeting
10 July 2006	Ex-dividend date
17 July 2006	Dividend payment date

Regular analyses regarding the development of the price of **voest**alpine AG shares as viewed by the capital market are prepared by the following institutions:

Bank Austria Creditanstalt, Vienna. BHF-BANK, Frankfurt. CSFB, London. Deutsche Bank, Vienna. Erste Bank, Vienna. Exane BNP Paribas, Paris. Goldman Sachs, London. HSBC, Paris. JP Morgan, London. Merrill Lynch, London. Morgan Stanley, London. Raiffeisen Centrobank, Vienna. Steubing AG, Frankfurt. UBS, London

INVESTOR RELATIONS
Wolfgang Lemberger
Tel.: +43 (0)732 65 85-9949
E-mail: InvestorRelations@voestalpine.com
Fax: +43 (0)732 69 80-5581
Internet: www.voestalpine.com

voestalpine AG

FINANCIAL DATA FOR THE 1st QUARTER ENDED JUNE 30, 2005

ACCORDING TO IFRS

CONSOLIDATED BALANCE SHEET AT 30/6/2005

ASSETS

In millions of euros	30/6/2005	31/3/2005
A. NON-CURRENT ASSETS		
Property, plant and equipment	2,161.3	2,166.6
Goodwill	244.9	217.4
Other intangible assets	68.5	48.9
Investments in associates	53.7	57.8
Other financial assets	101.2	113.7
Deferred tax assets	59.0	56.1
	2,688.6	**2,660.4**
B. CURRENT ASSETS		
Inventories	1,289.5	1,224.8
Trade and other receivables	1,241.9	1,110.4
Other financial assets	200.4	182.2
Cash and cash equivalents	228.5	177.5
	2,960.3	**2,694.9**
TOTAL ASSETS	**5,648.9**	**5,355.3**

EQUITY AND LIABILITIES

In millions of euros	30/6/2005	31/3/2005
A. EQUITY		
Share capital	287.8	287.8
Capital reserves	451.8	451.8
Retained earnings and other reserves	1,441.6	1,379.0
Equity attributable to equity holders of the parent	2,181.1	2,118.5
Minority interest	49.9	47.8
	2,231.1	**2,166.3**
B. NON-CURRENT LIABILITIES		
Pensions and other employee obligations	414.6	411.3
Provisions	25.1	24.8
Deferred tax liabilities	71.2	69.9
Financial liabilities	734.0	697.4
Trade and other payables	4.1	3.0
	1,249.1	**1,206.3**
C. CURRENT LIABILITIES		
Provisions	393.4	360.8
Financial liabilities	688.8	619.6
Trade and other payables	1,086.6	1,002.3
	2,168.8	**1,982.7**
TOTAL EQUITY AND LIABILITIES	**5,648.9**	**5,355.3**

CONSOLIDATED INCOME STATEMENT FOR THE 1st QUARTER 2005/06

In millions of euros	1/4 – 30/6/2005	1/4 – 30/6/2004
Revenue	1,668.5	1,347.4
Cost of sales	–1,285.3	–1,076.8
Gross profit	**383.2**	**270.5**
Other operating income	44.4	31.6
Distribution costs	–106.7	–105.0
Administrative expenses	–71.5	–61.8
Other operating expenses	–44.5	–40.9
Profit from operations (EBIT)	**204.9**	**94.4**
Share of profit of associates	3.6	3.5
Finance income	15.5	7.4
Finance costs	–25.7	–23.7
Profit before tax (EBT)	**198.4**	**81.6**
Income tax expense	–50.2	–28.4
Profit for the period from continuing operations	**148.2**	**53.2**
Discontinued operations	0.0	–2.8
Profit for the period	**148.2**	**50.4**
Attributable to:		
Equity holders of the parent	146.1	48.7
Minority Interest	2.1	1.7
Basic earnings per share from continuing operations = Diluted earnings per share from continuing operations (euros)	**3.70**	**1.31**

CONSOLIDATED CASH FLOW STATEMENT FOR THE 1st QUARTER 2005/06

In millions of euros	1/4 – 30/6/2005	1/4 – 30/6/2004
OPERATING ACTIVITIES		
Profit for the period	148.2	50.4
Adjustments	85.5	73.5
Changes in working capital	–72.0	–9.9
Cash flows from operating activities	**161.6**	**114.0**
Cash flows from investing activities	**–168.2**	**–96.6**
Cash flows from financing activities	**61.9**	**9.6**
Net decrease/increase in cash and cash equivalents	**55.4**	**27.0**
Cash and cash equivalents, beginning of 1st quarter	177.5	196.6
Net exchange differences	–4.4	0.0
Cash and cash equivalents, end of 1st quarter	**228.5**	**223.6**

STATEMENT OF CHANGES IN EQUITY FOR THE 1st QUARTER 2005/06

In millions of euros	1/4 – 30/6/2005	1/4 – 30/6/2004
Balance as of April 1	2,166.3	1,906.1
Profit for the period	148.2	50.4
Dividends	–85.3	0.0
Own shares acquired/disposed	–0.7	–0.6
Currency translation	4.3	0.1
Hedge Accounting	–3.2	3.6
Other changes	1.5	–1.8
Balance as of June 30	**2,231.1**	**1,957.8**

IMPRINT

OWNER AND MEDIA PROPRIETOR
voestalpine AG, voestalpine Straße 1, A-4020 Linz

SENIOR EDITOR AND EDITORIAL STUFF
voestalpine AG, Konzernkommunikation, Wilhelm Nitterl
Tel.: +43 (0)732 65 85-2090, Fax: +43 (0)732 69 80-8981
E-mail: info@voestalpine.com, Internet: www.voestalpine.com

www.voestalpine.com

voestalpine AG
voestalpine Straße 1, A-4020 Linz, Austria
Tel.: +43 (0)732 65 85-0, Fax: +43 (0)732 69 80-931
E-mail: info@voestalpine.com
www.voestalpine.com



voestalpine

ONE STEP AHEAD.